

AUGMENTING STRATEGY ADVANCING TECHNOLOGIES ACCELERATING GROWTH

2022 ANNUAL REPORT

DEAR FELLOW SHAREHOLDERS,

In 2022, the Helios Technologies team continued to build a strong foundation for sustainable success, by executing the strategies we have laid out over the last few years. This drove top-tier margins and solid earnings for our shareholders. We enter 2023 on a path to achieve our $1 billion revenue milestone with continued top tier margins on a run-rate basis[1].

The world experienced several macro-economic challenges last year which led to the most difficult time the US equity markets have faced since the global financial crisis. However, looking at the broader, three-year perspective, the total return for the Russell 2000 Index was 9%, while Helios outperformed it by generating a three-year total return of 20%. Creating long-term shareholder value is a core philosophy for us. We will continue to build on our financial strength with strong free cash flow generation and a very flexible balance sheet which enables us to be opportunistic on flywheel acquisitions.

EXECUTED WELL ON OUR STRATEGY

As an organization, we remain focused on being an industry leader in innovation, thereby providing our customers the attention and dedication they have come to expect. Our Helios Business System continues to guide our strategies and tactics, enabling us to capitalize on our unique position as a pure play hydraulics and electronics provider. We made great strides this year on our transformation from a holding company to an integrated operating company. I am very proud of how relentless our global teams worked navigating non-stop challenges. It is a true testament to the amazing people we have in the Helios family and the core values we share.

2022 was an important year as we integrated and closed on flywheel acquisitions and advanced our technological capabilities.

In addition, we announced the plans for new Centers of Excellence to provide the best service for our customers by leveraging a world-class manufacturing and operating approach.

As our team executed our augmented strategy we protected our business, thought and acted globally, all while diversifying our markets and revenue base. Most importantly, we continue to build and develop the talent that makes up our global workforce.

SOLID EXECUTION DROVE TOP-TIER MARGINS AND SOLID EARNINGS IN 2022

Our team's execution drove top-tier margins and solid earnings for the Company in 2022:

- **Sales of $885 million, up 2% from $869 million in 2021, and up 5% on a constant-currency basis[2]**
- **GAAP net income of $98.4 million**
- **GAAP EPS of $3.02**
- **Non-GAAP cash EPS[2] of $4.03**
- **Adjusted EBITDA[2] margins of 23.2%**
- **Net debt/pro forma Adjusted EBITDA ratio of 1.9x[3]**
- **Year-End total liquidity of $183 million and**
- **104th consecutive quarterly dividend, with 26 years of uninterrupted return of capital to shareholders while investing in growth.**

With our financial flexibility we can continue investing in organic growth as well as advance our acquisition strategy.



OUR MISSION
OUR SHARED VALUES
PROTECT THE BUSINESS
THINK AND ACT GLOBALLY
ACCOUNTABILITY
We keep our promises.
INTEGRITY
We do the right thing.
OUR PURPOSE
Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and control.
INNOVATION
We cultivate intellectual curiosity to inspire creativity.
INCLUSION
We treat others with dignity and respect.
LEADERSHIP
We passionately deliver excellence.
DEVELOP TALENT
DIVERSIFY MARKETS AND REVENUE

WE ACHIEVED SOLID FINANCIAL RESULTS IN A CHALLENGING ECONOMY

$885 MILLION
Full Year Sales

$98.4 MILLION
GAAP Net Income

$3.02
Diluted GAAP EPS

$4.03
Diluted Non-GAAP Cash EPS[2]

[1] Run rate basis defined as annualizing the anticipated fourth quarter of 2023 to equate to ~$1 billion in revenues.
[2] Reflects a non-GAAP financial measure; reference Non-GAAP Reconciliation for reconciliations and other important information regarding Helios' use of non-GAAP financial measures.
[3] On a pro-forma basis for Taimi and Daman Products; reflects non-GAAP measure. Please reference Non-GAAP Reconciliation provided.

ACCOLADES RECEIVED THIS YEAR

This past year we were recognized by several third-party organizations. Helios was named one of America's Best Mid-Size Companies by *Forbes* for 2022. Faster won the Systems and Components Trophy—Engineers Choice for its innovative Faster ABC electronic hydraulic hose coupling while Sun was named a 2022 Florida Manufacturing Employer of Choice. Enovation Controls for the third year in a row was named one of the Best Workplaces in Manufacturing and Production in 2022. We are extremely proud of these notable recognitions, and they are just a few highlights of the many great things our people and companies are accomplishing every single day. Having a highly engaged and productive workforce is critical to driving success for any organization. We believe these strengths will enable us to attract top talent, minimize risks, and ultimately, keep winning in the marketplace.

LEVERAGING HYDRAULICS AND ELECTRONICS LEADERSHIP

In 2023, we expect to keep building upon the progress we've made. We will stay focused on what we can control and keep innovating, maintaining our top-tier lead times and our customer-centric, "in the region for the region" approach to manufacturing and operational excellence. As mentioned, we are opening two operational Centers of Excellence in North America for Hydraulics and recently opened a new Automated Warehouse in Italy at Faster. With these moves, we expect to drive greater operational efficiencies, better quality control, and enable technology enhancements that create advanced solutions for our customers.

Last year was also another record year of product line and technological innovation. For example, within our Hydraulics segment, we unveiled our new energy saving ecoline™ program which includes ENERGEN™, the unique cartridge valve that converts hydraulic flow into electric energy as well as our Sun Common Cavity solutions. In our Electronics segment, we announced product innovations that include the OpenView™ product family and SpaTouch4™, both leveraging our new open-source software based Next Display Platform™. Product innovations like this will be key drivers of organic growth for our business for years to come. This collection of market leading product releases and integrated solutions further demonstrate the power of our strategy as we leverage our research and development across our businesses.

BUILDING A STRONG FOUNDATION FOR SUSTAINABLE SUCCESS

As we started 2023, we closed another noteworthy Hydraulics flywheel acquisition with Schultes Precision Manufacturing which brings additional customers and capabilities. Combining our organic and acquired technologies truly differentiates Helios in the marketplace. We are well positioned to capitalize on the macro trend of the electrification of hydraulics as well as evolve into an integrated solutions provider over time. Through our innovation strategy, we are an industry leader making it incredibly tough for our competition to follow.

"We enter 2023 well positioned to accelerate our momentum as we execute on our augmented strategy to transform into an integrated operating company. By remaining focused on our purpose and mission, staying incredibly close to our customers and partners, and continuing to invest in our people and technology, we will come out ahead of our competition."

We continue to focus on Environmental, Social and Governance (ESG) factors that our constituents value most. We encourage you to review our Proxy and the ESG section our of website, which provides further detail.

As always, I appreciate and thank all Helios stakeholders—employees, customers, partners, suppliers, and investors— as well as our Board of Directors. Together we are growing this great Company and expanding shareholder value while making a positive impact on our communities.

Respectfully,



Josef Matosevic
President and Chief Executive Officer
Helios Technologies, Inc.



FINANCIAL HIGHLIGHTS

NET SALES
($ in millions)



'18	'19	'20	'21	'22
$508.0	$554.7	$523.0	$869.2	$885.4

ADJUSTED CASH FROM OPERATIONS*
($ in millions)



'18	'19	'20	'21	'22
$77.5	$101.2	$108.6	$113.1	$109.9

DILUTED NON-GAAP CASH EPS*



'18	'19	'20	'21	'22
$2.30	$2.43	$2.24	$4.25	$4.03

ADJUSTED EBITDA MARGIN*
(As a percent of sales)



'18	'19	'20	'21	'22
24.5%	23.6%	23.2%	24.6%	23.2%

	Year ended				
	Dec 31, 2022	Jan 1, 2022	Jan 2, 2021	Dec 28, 2019	Dec 29, 2018
	(in millions except per share data)				
Statement of Operations:					
Net sales	$ 885.4	$ 869.2	$ 523.0	$ 554.7	$ 508.0
Gross profit	298.5	312.8	196.2	212.3	192.7
Operating income	137.3	149.3	35.4	90.1	75.6
Adjusted operating income *	180.7	192.0	101.7	112.6	108.9
Net income	98.4	104.6	14.2	60.3	46.7
Non-GAAP cash net income *	131.3	138.1	71.9	77.7	72.1
Net income per share:					
Basic	$ 3.03	$ 3.24	$ 0.44	$ 1.88	$ 1.49
Diluted	$ 3.02	$ 3.22	$ 0.44	$ 1.88	$ 1.49
Diluted Non-GAAP Cash EPS	$ 4.03	$ 4.25	$ 2.24	$ 2.43	$ 2.30
Dividends per share	$ 0.36	$ 0.36	$ 0.36	$ 0.36	$ 0.36
Other Financial Data:					
Depreciation and amortization	$ 51.6	$ 54.4	$ 39.7	$ 35.2	$ 39.7
Capital expenditures	31.9	26.8	14.6	25.0	28.4
Balance Sheet Data:					
Cash and cash equivalents	$ 43.7	$ 28.5	$ 25.2	$ 22.1	$ 23.5
Working capital	236.2	182.1	126.0	116.1	103.9
Total assets	1,463.7	1,415.3	1,297.0	1,021.8	1,042.2
Total debt	446.1	445.0	462.4	300.4	352.7
Shareholders' equity	794.9	709.0	607.8	577.6	530.8

	For the year ended				
	Dec 31, 2022	Jan 1, 2022	Jan 2, 2021	Dec 28, 2019	Dec 29, 2018
MD&A Results of Operations					
Gross margin	33.7%	36.0%	37.5%	38.3%	37.9%
Adjusted operating margin *	20.4%	22.1%	19.5%	20.3%	21.4%
Adjusted EBITDA margin *	23.2%	24.6%	23.2%	23.6%	24.5%
Adjusted net income margin *	14.8%	15.9%	13.7%	14.0%	14.2%
Adjusted cash from operations as a percent of sales*	12.4%	13.0%	20.8%	18.2%	15.2%

NON-GAAP RECONCILIATION

Non-GAAP Adjusted Operating Income Reconciliation

	Dec 31, 2022	Jan 1, 2022	Jan 2, 2021	Dec 28, 2019	Dec 29, 2018
GAAP operating income	$ 137.3	$ 149.3	$ 35.4	$ 90.1	$ 75.6
Acquisition-related amortization of inventory step-up	—	—	—	—	4.4
Acquisition and financing-related expenses[1]	5.9	5.7	7.2	—	5.7
Restructuring charges[2]	5.2	0.5	0.4	1.7	0.2
CEO and officer transition costs	0.3	0.3	2.6	—	—
Loss on disposal of intangible asset	—	—	—	2.7	—
Acquisition-related amortization of ntangible assets	28.1	32.8	22.1	17.9	23.0
Goodwill impairment	—	—	31.9	—	—
Other	0.2	(0.1)	—	0.2	—
Inventory step-up amortization	—	0.6	1.9	—	—
Acquisition integration costs[3]	3.7	2.9	0.2	—	—
Non-GAAP adjusted operating income*	$ 180.7	$ 192.0	$101.7	$112.6	$108.9
*Adjusted operating margin**	20.4%	22.1%	19.5%	20.3%	21.4%

Adjusted EBITDA Reconciliation

	Dec 31, 2022	Jan 1, 2022	Jan 2, 2021	Dec 28, 2019	Dec 29, 2018
Net Income	$ 98.4	$ 104.6	$ 14.2	$ 60.3	$ 46.7
Interest expense, net	16.7	16.9	13.3	15.4	13.9
Income tax provision	23.4	26.6	9.8	15.0	9.7
Depreciation and amortization	51.6	54.4	39.7	35.2	39.7
Acquisition-related amortization of inventory step-up	—	—	—	—	4.4
Acquisition and financing-related expenses[1]	5.9	5.7	7.2	—	5.7
Restructuring charges[2]	3.5	0.5	0.4	1.7	0.2
CEO and officer transition costs	0.3	0.3	2.6	—	—
Loss on disposal of intangible asset	—	—	—	2.7	—
Goodwill impairment	—	—	31.9	—	—
Inventory step-up amortization	—	0.6	1.9	—	—
Acquisition integration costs[3]	3.7	2.9	0.2	—	—
Foreign currency forward contract loss	—	—	—	—	2.5
Change in fair value of contingent consideration	1.7	1.1	—	0.7	1.5
Other	0.1	0.6	—	0.1	—
Adjusted EBITDA*	$ 205.3	$ 214.1	$ 121.2	$ 131.1	$124.3
*Adjusted EBITDA margin**	23.2%	24.6%	23.2%	23.6%	24.5%

	Year Ended				
	Dec 31, 2022	Jan 1, 2022	Jan 2, 2021	Dec 28, 2019	Dec 29, 2018
Non-GAAP Cash Net Income Reconciliation					
Net income	$ 98.4	$104.6	$ 14.2	$ 60.3	$ 46.7
Acquisition-related amortization of inventory step-up	—	—	—	—	4.4
Acquisition and financing-related expenses[1]	5.9	5.7	7.2	—	5.7
Restructuring charges[2]	3.5	0.5	0.4	1.7	0.2
CEO and officer transition costs	0.3	0.3	2.6	—	—
Loss on disposal of intangible asset	—	—	—	2.7	—
Goodwill impairment	—	—	31.9	—	—
Inventory step-up amortization	—	0.6	1.9	—	—
Acquisition integration costs[3]	3.7	2.9	0.3	—	—
Foreign currency forward contract loss	—	—	—	—	2.5
Change in fair value of contingent consideration	1.7	1.1	—	0.7	1.5
Amortization of intangible assets	28.7	33.0	22.1	18.1	23.3
Other	0.1	0.6	—	0.1	—
Impact of tax reform	—	—	—	—	(1.4)
Other one-time tax related items	—	—	—	—	(1.9)
Tax effect of above	(11.0)	(11.2)	(8.6)	(5.8)	(8.9)
Non-GAAP cash net income*	$131.3	$138.1	$ 72.0	$ 77.8	$ 72.1
Non-GAAP cash net income per diluted share*	$ 4.03	$ 4.25	$ 2.24	$ 2.43	$ 2.30
*Non-GAAP cash net income margin**	14.8%	15.9%	13.7%	14.0%	14.2%

* Adjusted operating income, adjusted operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, net debt-to-adjusted EBITDA, cash net income, cash net income per diluted share, adjusted cash from operations, and sales in constant currency are not measures determined in accordance with generally accepted accounting principles in the United States, commonly known as GAAP. Nevertheless, Helios believes that providing these specific non-GAAP figures are important for investors and other readers of Helios financial statements, as they are used as analytical indicators by Helios management to better understand operating performance. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP and should not be considered a substitute for GAAP. Please carefully review the Non-GAAP reconciliations to the most directly comparable GAAP measures and the related additional information provided throughout. Because these metrics are non-GAAP measures and are thus susceptible to varying calculations, these figures, as presented, may not be directly comparable to other similarly titled measures used by other companies.

[1] Acquisition and financing-related expenses include costs associated with our M&A activities. These activities include all phases of the M&A process from analyzing targets, to raising funding, to due diligence and transaction costs at closing. We utilize internal resources for a significant amount of time spent on our acquisition activities and have chosen not to staff a full M&A department or use significant outside services. We believe these costs are not representative of the Company's operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the year ended Dec 31, 2022, the charges include recurring labor costs of $2.3 million, professional fees of $2.0 million, travel costs of $0.7 million and other M&A related costs of $0.9 million.

[2] Restructuring activities include costs associated with our actions to improve operating efficiencies and rationalize our cost structure. The 2022 costs relate to an operational restructuring that combined the manufacturing operations at two of our locations into one location as well as organizational restructures among several locations, which aligned employee talent with the strategic operational goals of the company. For the year ended Dec 31, 2022, the charges include recurring labor costs of $2.2 million, severance-related costs of $2.3 million and manufacturing relocation and other costs of $0.7 million. Additionally in 2022, we realized a gain on the sale of property, plant and equipment related to our restructuring activities totaling $1.8 million.

[3] Acquisition integration activities include costs associated with integrating our acquired businesses, which can occur up to 18 months after acquisition date. We believe these costs are not representative of the Company's operational performance and it is therefore more meaningful to analyze results with the costs excluded. For the year ended Dec 31, 2022, the charges include recurring labor costs of $2.5 million, professional fees of $0.8 million and travel and other costs of $0.4 million.

	Year Ended				
	Dec 31, 2022	Jan 1, 2022	Jan 2, 2021	Dec 28, 2019	Dec 29, 2018
Non-GAAP Adjusted Cash from Operations					
Net cash provided by operating activities	$109.9	$113.1	$108.6	$ 90.5	$ 77.5
Contingent consideration payment in excess of acquisition date fair value	—	—	—	10.7	—
Adjusted net cash provided by operating activities*	$109.9	$113.1	$108.6	$101.2	$ 77.5
*Non-GAAP adjusted cash from operations as a percent of sales**	12.4%	13.0%	20.8%	18.2%	15.2%

Non-GAAP Sales Growth Reconciliation

	For the Years Ended
2022 Net Sales	**$ 885.4**
Impact of foreign currency translation[1]	27.6
2022 Net Sales in constant currency*	**913.0**
2021 Net Sales	$ 869.2
2022 Net sales growth	**2%**
2022 Net sales growth in constant currency*	5%

[1] The impact from foreign currency translation is calculated by translating current period activity at average prior period exchange rates.

Net Debt-to-Adjusted EBITDA Reconciliation

	As of
	December 31, 2022
Current portion of long-term non-revolving debt, net	19.0
Revolving lines of credit	262.9
Long-term non-revolving debt, net	164.2
Total debt	**446.1**
Less: Cash and cash equivalents	43.7
Net debt	**402.4**
TTM Pro forma adjusted EBITDA[2]	210.3
Ratio of net debt to TTM pro forma adjusted EBITDA*, [2]	**1.91**

[2] On a pro-forma basis for Taimi and Daman

* Adjusted operating income, adjusted operating margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, net debt-to-adjusted EBITDA, cash net income, cash net income per diluted share, adjusted cash from operations, and sales in constant currency are not measures determined in accordance with generally accepted accounting principles in the United States, commonly known as GAAP. Nevertheless, Helios believes that providing these specific non-GAAP figures are important for investors and other readers of Helios financial statements, as they are used as analytical indicators by Helios management to better understand operating performance. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP and should not be considered a substitute for GAAP. Please carefully review the Non-GAAP reconciliations to the most directly comparable GAAP measures and the related additional information provided throughout. Because these metrics are non-GAAP measures and are thus susceptible to varying calculations, these figures, as presented, may not be directly comparable to other similarly titled measures used by other companies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 0-21835

HELIOS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

FLORIDA	**59-2754337**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
7456 16th St E	
SARASOTA, FLORIDA	**34243**
(Address of Principal Executive Offices)	**(Zip Code)**

(941)362-1200
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $.001 Par Value	HLIO	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of voting common stock held by non-affiliates of the Registrant, computed by reference to the closing sales price of such shares on the New York Stock Exchange, as of the last business day of the Registrant's most recently completed second fiscal quarter was $2,095,264,288.

The Registrant had 32,583,549 shares of common stock, par value $.001, outstanding as of February 17, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2023 Annual Meeting of Shareholders to be held June 1, 2023, which is expected to be filed with the Securities and Exchange Commission on or about April 20, 2023, have been incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

Our Business

Overview and Strategy

Helios Technologies, Inc. ("Helios," the "Company," "we," "us" or "our"), and its wholly owned subsidiaries, is a global leader in highly engineered motion control and electronic controls technology for diverse end markets, including construction, material handling, agriculture, energy, recreational vehicles, marine, health and wellness.

We operate under two business segments: Hydraulics and Electronics. The Hydraulics segment designs and manufactures hydraulic cartridge valves, manifolds, quick release couplings as well as engineers hydraulic solutions and in some cases complete systems. The Electronics segment designs and manufactures customized electronic controls systems and displays for a variety of end markets including industrial, mobile, recreational and health and wellness.

During 2021, we augmented our strategy and accelerated our growth plans by two years with intent to achieve our targeted milestone of over $1 billion in sales with top tier adjusted EBITDA margin of approximately 25% in 2023. We plan to achieve this milestone on a run-rate basis ending the fourth quarter of 2023 through a combination of organic growth, acquisitions made to date as well as execution of our manufacturing and operating strategy.

The progress made in 2022, through a very complex operating environment, demonstrates the execution of our augmented strategy. We plan to accomplish this transformation into a global integrated operating company by leveraging sales, marketing, innovation, customer relationships and operational excellence across all our businesses. Our progress to date is a direct reflection of the commitment of our talented workforce implementing our initiatives against the framework of the Helios Business System, "HBS" (pictured below), which is at the heart of all we do.


OUR MISSION
PROTECT THE BUSINESS
THINK AND ACT GLOBALLY
DIVERSIFY MARKETS AND REVENUE
DEVELOP TALENT
OUR SHARED VALUES
ACCOUNTABILITY
We keep our promises.
INTEGRITY
We do the right thing.
INCLUSION
We treat others with dignity and respect.
LEADERSHIP
We passionately deliver excellence.
INNOVATION
We cultivate intellectual curiosity to inspire creativity.
OUR PURPOSE
Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and control.

Our trusted global brands deliver technology solutions that ensure safety, reliability, connectivity and controls. The outer ring of the HBS is our mission - the four key mission pillars that we believe will deliver growth, diversification and market leading financial performance as we develop into a more sophisticated, globally oriented, customer-centric and learning-based organization. These are:

1. Protect the business through customer centricity, and drive cash generation through the launch of new products and leveraging existing products;
2. Think and act globally to better leverage our assets, accelerate innovation and diversify end markets by driving intra- and inter-company initiatives and by building in the region for the region;
3. Diversify our markets and sources of revenue to create greater opportunities for growth while reducing risk and cyclicality, which will enable us to swarm commercial opportunities that leverage the value of our products and technologies in new markets such as defense and commercial food service; and
4. Develop our talent, our most critical resource, through a culture of customer centricity encompassing the embracement of diversity, engagement of the team, focus on shared, deeply rooted values and promotion of a learning organization.

Underpinning our expectation of compounded annual growth of approximately two times our market's growth rates, we have an active pipeline and a history of acquiring companies with niche technologies, as well as strong profitability. Our acquisition plans include bolt-on flywheel acquisitions (up to $100 million in enterprise value) and transformational acquisitions (enterprise value in excess of $100 million). In addition to looking for strong management teams and good cultural fit, the objective of our acquisition strategy is to enhance Helios by:

- Growing our current product portfolio or adding new technologies and capabilities that complement our current offerings;

- Expanding geographic presence;

- Bringing new customers or markets;

- Meeting growth and profitability goals; and

- Leveraging operational synergies and earnings accretion.

To support the execution of our strategy, our financial strategy is oriented around delivering industry leading operating margins, a strong balance sheet and sufficient financial flexibility to support organic and acquisitive growth while continuing to sustain our longstanding history of over twenty-five years of dividend payments.

We align our internal key performance indicators with our strategy to ensure our short-term actions will deliver long-term expectations.

Our culture of innovation is at the core of our business. We have approximately 230 engineers in support of product innovation, as well as technical support and customer service. We believe our product innovation will aid organic growth and fill the expected demand resulting from the megatrends of automation, digitalization, regionalization and supply chain security, productivity and technology advancements. All growth initiatives are intended to preserve Helios' history of superior profitability and financial strength.

Acquisitions

Over the last two years under our augmented strategy, we have added to our portfolio of niche technologies through acquisitions:

- In January 2021, we acquired all of the assets of BJN Technologies, LLC, an innovative engineering solutions provider, and formed the Helios Center of Engineering Excellence, LLC ("HCEE"). This allowed us to centralize our innovation and technology advancements to better leverage Helios' product portfolio and global talent.

- In July 2021, we completed the acquisition of NEM S.r.l. ("NEM"), an innovative hydraulic solutions company providing customized material handling, construction, industrial vehicle and agricultural applications to its global customer base, predominantly in Europe and Asia. Located in northern Italy's Emilia Romagna region, one of the world's most innovative and technology-friendly areas in the hydraulics industry, NEM enhances Helios' electro-hydraulic product offering, provides geographic expansion and adds scale to address new markets. NEM enables us to grow our original equipment manufacturer ("OEM") business throughout the world by leveraging their strong brand name in the Cartridge Valve Technology ("CVT") OEM markets in Europe.

- In October 2021, we completed the acquisition of assets related to the electronic control systems business of Shenzhen Joyonway Electronics & Technology Co., Ltd and its related entities (collectively "Joyonway"). Joyonway is a developer of control panels, software, systems and accessories for the health and wellness industry. Joyonway operates from two locations in China, Shenzhen and Dongguan, both of which are in the hub of electronics and software development in China. Joyonway complements the electronic controls platform from our Balboa Water Group acquisition by bringing an innovative portfolio of new solutions, strengthening our supply chain through broader geographic reach, increasing our manufacturing capacity to meet global demand over time, as well as better servicing 'in the region for the region'.

We continued to execute on our acquisition strategy with three more flywheel acquisitions in 2022 and 2023:

- In July 2022, we completed the acquisition of the assets of Taimi R&D, Inc. ("Taimi"), a Canadian manufacturer of innovative hydraulic components that offer ball-less design swivel products, which improve hydraulic reliability of equipment, increase the service life of components and help protect the environment by reduced leakage. Taimi brings a differentiated, yet complementary product line to our hydraulics platform as well as strong engineering breadth.

- In September 2022, we completed the acquisition of Daman Products Company, headquartered in Mishawaka, Indiana. Daman is a leading designer and manufacturer of standard and custom precision hydraulic manifolds and other fluid conveyance products for its customer base, predominantly in North America. The acquisition of Daman expands the Company's technologies and markets and provides an opportunity to produce integrated package offerings with multiple Helios brands. We recently announced that through an expansion of the Daman campus in Mishawaka, Indiana, Helios will form the Hydraulic Manifold Solutions Center of Excellence for North America. This facility will house the manifold machining and integrated package assembly operations from Sun Hydraulics, the integrated package business from Faster and allow for Daman's core organic growth.

- In January 2023, we completed the acquisition of Schultes Precision Manufacturing, Inc. ("Schultes"). Schultes is a highly trusted specialist in manufacturing precision machined components and assemblies for customers requiring very tight tolerances, superior quality, and exceptional value-added manufacturing processes. Currently serving the hydraulic, aerospace, communication, food services, medical device, and dental industries, Schultes brings the manufacturing quality, reliability, and responsiveness critical to its customers' success. Schultes provides additional manufacturing know-how and expands our business into new end markets with attractive secular tailwinds.

Business Segments

Our Hydraulics segment includes products sold under the Sun Hydraulics, Faster, Custom Fluidpower, Seungwon, NEM, Taimi, Daman and Schultes brands. The Electronics segment includes products sold under the Enovation Controls, Murphy, Zero Off, HCT, Balboa Water Group and Joyonway brands. Financial information about our business segments is presented in Note 16 of the Notes to the Consolidated Financial Statements included in this Annual Report.

Hydraulics

There are three key technologies within our Hydraulics segment: cartridge valve technology ("CVT"), quick-release couplings solutions ("QRC") and hydraulic system solutions ("Systems"), which often incorporate our manifold solutions with CVT and QRC technologies. Our CVT products provide functions important to a hydraulic system: to control rates and direction of fluid flow and to regulate pressures. We pioneered a fundamentally different design platform employing a floating nose construction that results in a self-alignment characteristic. This design provides better performance and reliability advantages compared with most competitors' product offerings. Our cartridge valves are offered in several size ranges and include both electrically actuated and hydro-mechanical products. They are designed to be able to operate reliably at higher pressures than most competitors, making them equally suitable for both industrial and mobile applications.

Hydraulic systems are increasingly taking signals from on-board electronic control systems, making it necessary for hydraulic products to be capable of digital communication. In response to this we have aggressively expanded our CVT offering of electrically actuated cartridge valves for both the mobile and industrial hydraulics markets and gained significant technology advancements in electro-hydraulic products with the acquisition of NEM.

Recent announcements include the CVT ecoline™ family, a collection of products focused on increasing the energy efficiency of hydraulic systems. Also, an aggressive segment of new product development that focuses on disruptive technology is yielding results with the recent announcement of the ENERGEN™ product. ENERGEN™ is the first hydraulic cartridge valve with the capability to convert hydraulic flow into electrical power. The Sun Common line was introduced in 2022 to offer products better positioned for simpler, lower pressure applications.

QRC products allow users to connect and disconnect quickly from any hydraulic circuit without leakage and ensure high-performance under high temperature and pressure using one or multiple couplers. Quick connection of multiple hydraulic lines can be accomplished through the use of our casting solution or our signature MultiFaster® product line. In particular, the simultaneous connection of several lines granted by our Multifaster® is an important feature in many applications and allows for dramatic reduction of connection time, even when the system is under pressure, and completely removes the risk of incorrect connections and related hazards for the equipment and the operators. We design, engineer and distribute hydraulic coupling solutions primarily in the agriculture, construction equipment and industrial markets. In 2021, our QRC subsidiary, Faster S.r.l, was selected as a recipient of the John Deere Supplier Innovation Award for 2020, for its multi-connection couplings with integrated valve system. The award was presented to a select group of Suppliers who demonstrated innovation in a product or service they provide to John Deere. Award selections are based on four factors: creativity, feasibility, collaboration and bottom-line impact. In synergy with our Sun Hydraulics LLC business, our engineering teams have combined the advantages and features of MultiFaster® and Sun electro-hydraulic cartridge valves into an integrated manifold, reducing complexity and increasing reliability of the hydraulic circuit as a result. In 2022, Faster won the Systems and Components Trophy – Engineers Choice from DLG for its innovative Faster ABC electronic hydraulic hose coupling. DLG recognizes components or systems with novel or significantly improved concepts that can make a significant contribution to the development and production of agricultural machinery and other off-highway machinery.

In the past few years we made two strategic acquisitions to expand our addressable markets. The NEM acquisition in June 2021 was important in order to acquire know-how and IP, which grants us access into industrial multi connections, mostly automatically actuated, in fields like steel mills, automotive engine test beds, aeronautics and plastic injection. These multiconnections are typically custom designed for a particular application and handle not just hydraulic, but also various process fluids and electrical signals of low, medium and high voltage.

The Taimi acquisition is also a bolt-on technology that fits well with our coupling offerings. Taimi developed a hose line accessory with innovative technology granting superior life and performance, not just for the swivel itself but effectively expanding the hose life by up to 10 times in heavy duty applications where hose bending and torsion under severe pressure conditions are normal. This expands market reach into mining, forestry equipment and high-end sailing solutions.

Many of the current Faster, Taimi, Sun and NEM brand products can be easily combined to form an integrated hydraulic circuit of high technological content.

Systems provide engineered solutions that combine manifolds, CVT and QRC technology and allow users enhanced control of existing equipment. The systems we design and manufacture:

- may include electro-hydraulic, remote control, electronic control and programmable logic controller systems
- are highly efficient;
- increase and optimize productivity;
- introduce safer operating procedures;

- are smaller in size than competitive products;

- allow for automation of existing equipment;

- allow for ease of maintenance; and

- reduce energy costs.

Electronics

We are an international leader in custom-tailored solutions for many industrial and commercial applications, including engines, engine-driven equipment and specialty vehicles with a broad range of rugged and reliable instruments such as displays, controls and instrumentation products through our Enovation Controls, Zero Off, Murphy and HCT brands. With the Balboa and Joyonway brands, we are also an industry leader in the health and wellness market providing globally comprehensive electronic control systems with proprietary and patented technology for therapy bath and traditional and swim spas from a single source.

As an innovative manufacturer of electronic controls and displays, we serve a variety of markets including off-highway, recreational marine, powersports and specialty vehicles, agriculture and water pumping, power generation, engine-driven industrial equipment and health and wellness. We partner directly with OEMs and support a worldwide network of authorized distributors and systems integrators. We make significant investments to garner an intense understanding of unique applications to solve complex system challenges.

Our focus is on creating customized systems that solve complex problems for niche mid-market volume customers. This allows us to target customers or industries that see value in this level of integration, and as a result, our product list contains a wide variety of OEM applications. Product categories include traditional mechanical and electronic gauge instrumentation, plug and go CAN-based instruments, robust environmentally sealed controllers, hydraulic controllers, pumps and water flow systems, engineered panels, process monitoring instrumentation, printed circuit board assembly and wiring harness design. Our technologies can be used in both mobile (DC power applications), as well as fixed (AC power applications).

Our PowerView™ line of LCD displays offer our customers the ability to work with our engineering teams to specify and utilize customized software and graphics for their electronics solutions. Our OpenView line of LCD displays allows our customers the ability to use open source Linux-based software to develop their own graphics for their electronics solutions making implementation of OpenView products more adoptable and flexible for our customers. Our displays offer easy-to-read, bonded LCD graphical interfaces with the industry's best viewability, even in direct sunlight or harsh weather conditions. Our controllers are built with the ability to withstand a wide ambient temperature range. User friendly software configuration tools allow engineers and non-engineers alike to create customized systems that solve complex problems on their equipment making the user experience more seamless.

Our panel solutions offer customized design and simple, turnkey solutions and our Custom Hardware Solutions team offers engineers dedicated to applications, wire harnesses, panels and software development. Engineers focus entirely on custom and standard solutions built to desired specifications. Our services for design and development include on-site installation and testing with reviews to ensure the solution works with the application out of the box.

Globally, electronics products are sold primarily direct to OEM customers, with about 20% sold through independent, authorized channel partners in 2022. We continue to implement a strategic initiative to further diversify our channels to market, our geographic reach and end markets served. In addition to acquisitions such as Balboa and Joyonway, this effort includes the development of distribution partners globally. These efforts assist in our ability to diversify our global customer base, allowing us to grow more quickly, diversify the end-markets we serve and expand our customer base.

Technology and Innovation

In 2021, we established the Helios Center of Engineering Excellence to serve both the Electronics and Hydraulics segments of Helios. HCEE plays an important role in protecting the business, market diversification, globalization and innovation of products and developing talent. Importantly, HCEE advances ongoing joint product development efforts to address the megatrend of the electrification of machines.

HCEE teams work cross-functionally between the segments where engineers in the Electronics segment bring expertise to enable electrification of products and systems within the Hydraulics segment. While the core technology of our products has been critical to our companies' historical success and will remain important in the future, we see significant opportunities in bringing together technology innovation encompassing both hydraulics and electronics to create new products to better serve future market trends and further diversify our end markets.

Manufacturing

Strategy

As part of our transformation to an integrated operating company, we have developed a unified operations strategy across the companies in our Electronics and Hydraulics segments. This strategy leverages the breadth of our global footprint and depth of our manufacturing capabilities.

In support of our mission to "Think and Act Globally", we are driving "in the region, for the region" manufacturing to better align supply chain and manufacturing value streams with customers geographically to shorten lead times, reduce inventory, optimize costs, and mitigate global supply risks. Established manufacturing centers provide scale in North America, and we continue to expand centers in both Asia and Europe to meet growing global demand. Manufacturing locations in the U.S., Mexico, Italy, Germany, South Korea, China and India provide a range of manufacturing options.

Hydraulics

Our Hydraulics operations footprint leverages manufacturing centers in North America, Europe, and Asia. Established supplier relationships and manufacturing capabilities in precision machining, finishing, heat treatment, process automation, and test allow us to deliver best in class quality and market leading hydraulic control solutions.

We leverage Lean Six Sigma best practices and automation to continually improve the safety, quality, and productivity of our operating processes. Factory and supplier management is grounded in a people first approach that leverages the talents of our diverse global operations team. All global sites (across segments) operate to high standards of environmental stewardship and social responsibility and are advancing projects to reduce the global impact of our operating activities.

Electronics

We offer a wide range of advanced electronics manufacturing capabilities that deliver integrated electronic control solutions to diverse end markets. Manufacturing value streams incorporate high speed surface mount technology ("SMT") production lines with 3D solder paste inspection, 3D automated optical inspection and x-ray inspection to ensure quality and process control. Multipoint functional testing is conducted to ensure quality control of assembled products. Products are serialized and test data is captured against serial numbers and stored in a manufacturing execution system ("MES") database for product traceability.

Our culture of continuous improvement and people first approach spans across both segments. Structured programs ensure our supply chains comply with Conflict Minerals standards, and social responsibility and environmental stewardship initiatives are an integral part of our global operating system.

Sales and Marketing

In 2022, no single customer made up more than 5% of consolidated net sales across the company.

Strategy

One of the key drivers of future growth for both the Electronics and Hydraulics segments is our system sale approach that leverages electronic and hydraulic solutions from our trusted brands. While always protecting our existing business, we will provide strategic OEM partners with "system solutions" that ensure the safety, reliability, connectivity and control of their applications.

Our two segments are comprised of over 125 direct sales and application specialists serving our customers' needs. We will continue to use this long successful approach while augmenting our strategy by pursuing system sales at key global OEM's to drive growth.

We will accelerate promotion of the Helios brand through system sales while remaining focused on our well-established operating brands.

Hydraulics

In 2022, 62% of Helios' sales were derived from the Hydraulics segment. Our 2022 Hydraulics segment sales were distributed fairly evenly among our three major geographic regions with 36% to the Americas, 34% to Europe, the Middle East and Africa ("EMEA") and 30% to Asia Pacific ("APAC").

We market and sell hydraulic products through value-add distributors and directly to OEMs. Our global channel partner network includes representation in many industrialized markets, and approximately 61% of segment sales are attributed to our channel partners who generally combine our products with other hydraulic components to design a complete hydraulic system. Sales direct to OEMs for integration in their machines make up the remaining 39%. We rely heavily on our distribution network in the U.S., while in the EMEA and APAC regions, sales are split more evenly between OEMs and distributors. Technical support is provided by local sales and application experts based in each region.

Electronics

Electronic products are sold globally to OEM customers, distributors and system integrators. OEM sales constituted 80% of total Electronics segment sales in 2022. Building strong, lasting partnerships with OEMs is a priority. We rely on direct customer contacts to stimulate demand for our products. We work closely with our OEM customers to design and deliver innovative reliable products for specific applications. Our hardware and software products are designed and modified with the customer utilizing our extensive application knowledge to create unique system level products that cannot be easily replaced by simply switching out components. Twenty-four-hour customer service support and an in-house technical service department is available before, during and after the initial sale to create sustainable partnerships with our customers. Current OEM customers continue to specify our products in new projects based on the high level of engagement, quality products and delivery performance.

Our OEM sales team collaborates with large OEMs, whereas the Distributor sales team works with an expanding number of distributors of varying sizes. Over the last few years, we restructured our sales teams to create a more dedicated focus on distributor sales. Overall, approximately 20% of 2022 segment sales were derived from independent authorized distributor channel partners.

Our new product initiatives in the Electronics Segment are focused on general market products that will require less customization by our engineering teams and provide a quicker sales cycle, making it easier for the products to be utilized in multiple new end markets and OEM applications.

Geographically, our 2022 Electronics segment sales represented 81% to the Americas, 11% to EMEA and 8% to APAC. There is a well-defined initiative to grow sales in EMEA and APAC as part of our growth strategy. Additionally, synergies identified at the time of acquisition utilize customer relationships from the Hydraulics segment to create pull through of electronic products, and joint product development has created additional sales opportunities for both segments. The systems sales approach will further drive pull through between the segments.

Competition

Hydraulics

Competitors in the hydraulics market are broken down into three categories: full-line hydraulic systems producers, component-only producers of CVT or QRC products and low-cost producers. Most competitors market globally. Full-line producers, such as Parker Hannifin, Danfoss/Eaton and Bosch Rexroth/HydraForce, can provide complete hydraulic systems to their customers, including components functionally like those manufactured in our Hydraulics segment. Similar to Helios, component-only producers are entities that offer only CVT or QRC products, while additional parts of the hydraulics system are obtained from other manufacturers. These include Delta Power Company, Stucchi and CEJN. Low-cost producers, such as Winner and Valvole Italia, are competitors who have emerged in low-cost production areas such as APAC and Europe. These competitors will typically attempt to copy our products and like products designed by competitors. Low-cost producers generally have a limited product range compared with full line or cartridge valve and quick release coupling only producers, which restricts their ability to be competitive.

We believe that we compete based upon the quality, reliability, value, speed of delivery and technological characteristics of our products and services.

Electronics

Competition within the electronics market is very broad with competitors ranging from large multinational companies with full electronics offerings, such as Continental and Garmin, to small niche companies that specialize in one product type. Enovation Controls is a niche player in the displays, controllers, gauges and instrumentation panel markets. Balboa is a niche player providing single source control and water flow systems in the health and wellness industry.

The market for products designed and manufactured by Enovation Controls is relatively fragmented with the top four to six companies comprising the majority of the market, mostly servicing the automotive space. Enovation Controls differentiates itself through product quality, customization ability and service with a focus on mid-sized niche markets that are not well served by the large competitors. Our engagement and speed to market set us apart from larger competitors.

Balboa Water Group, including Joyonway, is the largest supplier of integrated end-to-end solutions for the therapy and wellness spa and bath market and is the only supplier capable of providing the full spectrum of components, from controls and displays to pumps and jets. By providing integrated architecture of hardware and software that is customized to match specific OEM products, Balboa creates a value proposition making it difficult to easily switch suppliers.

Our overall position in our key markets is defensible due to high barriers to switching suppliers, such as up-front engineering and programming costs and positive perceptions among core customers on key selection criteria, including quality and service.

Human Capital

We believe our employees are fundamental to our success. We are focused on attracting and retaining strong talent and furthering the development of our workforce through programs that not only enhance technical abilities but also strengthen leadership, communication and collaboration skills that contribute to our high performing, team-oriented culture. Helios is committed to attracting and developing a diverse workforce. Our shared values of accountability, integrity, inclusion, innovation and leadership foster an inclusive and welcoming environment for our colleagues and their ideas.

At the end of our 2022 fiscal year, we employed over 2,400 colleagues worldwide. Approximately 55% of our employees are located in the Americas region, 27% in the EMEA region and 18% in APAC. In addition, we have a committed service agreement with a third party that currently supports nearly 500 jobs in Mexico and serves as an integral part of our supply chain. The number of jobs available in Mexico through the third party is flexible based on demand in the health and wellness market. We also hire consultants, independent contractors and temporary workers as needed to augment our workforce.

Employees are guided by our Shared Values and Code of Business Conduct and Ethics. The Company and its employees believe that respecting others means recognizing the dignity of every person and embracing diversity around the globe. Helios is committed to maintaining a workplace free from discrimination and harassment and encourages diversity in its hiring and employment practices. Our leadership and employees strive to "do the right thing by living with integrity," which includes caring for communities around the world and the people they employ.

We guide our people strategy through employee engagement that grows talent, amplifies the employee experience and leverages technology to attract, retain and develop the workforce of the future. We continue to develop our talent through several programs across our businesses. These programs include our Career Development Program (CDP), which targets recent college graduates and working students to provide them with bona fide job rotations aimed at building future leaders throughout critical business disciplines. Additionally, both segments utilize summer internships, partnerships with local educational institutions and ongoing employee training and education. In 2023, we are launching our global talent management system that will encompass Helios' performance management, learning management and career development. In alignment with our strategy, it is critical that we continue to cultivate, accelerate and elevate our talent across the organization.

The Company is committed to the safety of its employees. Each company within our group maintains environmental, health and safety policies that seek to promote the operation of our business in a manner that is protective of the health and safety of the public and our employees. Several of our businesses have onsite medical clinics for employees and their families. Our companies offer several health and welfare programs to employees to promote fitness and wellness and preventative healthcare. In addition, our employees are offered a confidential employee assistance program that provides professional counseling to employees and their family members.

We have approximately 550 employees in Italy who are represented by a union. We have constructive and productive dialog on a regular basis with union leaders. To the best of our knowledge, there is no labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or threatened against or affecting the Company, nor is there any basis for any of the foregoing.

Patents and Trademarks

In addition to trade secrets, unpatented know-how and other intellectual property rights, we own approximately 300 active patents and trademarks relating to certain of our products and businesses. We believe that the growth of our business is dependent upon the quality and functional performance of our products and our relationship with the marketplace, rather than on any single patent, trademark, copyright or other item of intellectual property or group of patents, trademarks or copyrights. However, our patents are important in the defense of our intellectual property from competitors who exploit product development that is not otherwise legally protected by its creator.

Governmental Regulations

We are subject to a variety of federal, state and local laws and regulations, including in foreign jurisdictions, relating to our business practices, labor and employment, construction, land use and taxation, among others. These laws and regulations are complex, change frequently and have become more stringent over time. Compliance with government regulations, including environmental regulations, has not had a material effect on our capital expenditures, earnings or competitive position and based on current information and the applicable laws and regulations currently in effect, is not expected to. However, laws and regulations that impose significant operational restrictions and compliance requirements upon our company can be changed, accelerated or adopted, which could negatively impact our operating results. See Item 1A - Risk Factors.

Anti-Corruption and Anti-Bribery Laws and Regulations

We are subject to the U.S. Foreign Corrupt Practices Act ("FCPA") and anti-corruption laws, and similar laws in foreign countries, such as the U.K. Anti-Bribery Act of 2010. Any violation of these laws by us or our agents or distributors could create substantial liability for us, subject our officers and directors to personal liability, and cause a loss of reputation in the market. Increased business in higher risk countries could subject us and our officers and directors to increased scrutiny and increased liability. In addition, becoming familiar with and implementing the infrastructure necessary to comply with laws, rules and regulations applicable to new business activities and mitigating and protecting against corruption risks could be quite costly.

Export Controls and Trade Policies

We are subject to numerous domestic and foreign regulations relating to our operations worldwide. In particular, we are subject to trade and import and export regulations in multiple jurisdictions, including sanctions administered by the Office of Foreign Asset Controls of the U.S. Treasury Department (OFAC). Our businesses may also be impacted by additional domestic or foreign trade regulations ensuring fair trade practices, including trade restrictions, tariffs and sanctions.

Environmental Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges, waste management and workplace safety. We use, generate and dispose of hazardous substances and waste in our operations and could be subject to material liabilities relating to the investigation and clean-up of contaminated properties and related claims. We are required to conform our operations and properties to these laws and adapt to regulatory requirements in all countries as these requirements change. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of, or may not be quantifiable, at the time of acquisition. In addition, new laws and regulations, the discovery of previously unknown contamination or the imposition of new requirements could increase our costs or subject us to new or increased liabilities.

Occupational Health and Safety Regulations

The Company's operations are subject to extensive and stringent governmental regulations including regulations related to the Occupational Safety and Health Act ("OSHA") and similar safety and health regulations promulgated in other countries. The Company's employees in its manufacturing facilities operate complicated machinery that may cause substantial injury or death upon malfunction or improper operation. The Company's manufacturing locations are subject to the workplace safety rules and regulations of OSHA and local safety and health laws. The Company believes that it is in compliance with the requirements of these laws. However, in the event that the Company is unable to comply with OSHA or other environmental requirements, the Company could be subject to substantial sanctions, including restrictions on its business operations, monetary liability and criminal sanctions, any of which could have a material adverse effect upon the Company's business.

Sustainability

Corporate responsibility and sustainability are reflected in the Company's business strategy. The board of directors recently reviewed the Company's historical commitment to principles of corporate and social responsibility. The Company is committed to reducing emissions, recycling and minimizing its environmental footprint and has implemented several strategies to achieve these goals. The Company is also fully committed to the safety of its employees and the safety of those who use its products. Additionally, the Company actively seeks to support diversity initiatives in its hiring and employment practices. The Board and its committees will continue to assist the Company in its oversight of corporate social responsibilities, significant public policy issues, health and safety and climate-change related trends.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as our proxy statements and other materials which are filed with or furnished to the Securities and Exchange Commission ("SEC") are made available, free of charge, on or through the Helios website under the heading "Investors" and "SEC Filings" as soon as reasonably practicable after they are filed with, or furnished to, the SEC.

The Company's executive offices are located at 7456 16th St E, Sarasota, Florida 34243, and our telephone number is (941) 362-1200. Our website is www.heliostechnologies.com.

ITEM 1A. RISK FACTORS

FACTORS INFLUENCING FUTURE RESULTS - FORWARD-LOOKING STATEMENTS This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, projections, our beliefs and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products and undertake acquisitions; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guaranteeing future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) supply chain disruption and the potential inability to procure goods; (ii) conditions in the capital markets, including the interest rate environment and the availability of capital; (iii) inflation (including hyperinflation) or recession; (iv) changes in the competitive marketplace that could affect our revenue and/or cost basis, such as increased competition, lack of qualified engineering, marketing, management or other personnel and increased labor and raw materials costs; (v) risks related to heath epidemics, pandemics and similar outbreaks, including, without limitation, the ongoing COVID-19 pandemic and any variants, which may have material adverse effects on our business, financial position, results of operations and cash flows; (vi) new product introductions, product sales mix and the geographic mix of sales nationally and internationally; (vii) stakeholders, including regulators, views regarding our environmental, social and governance goals and initiatives, and the impact of factors outside of our control on such goals and initiatives; and (viii) the following risk factors:

Risks Relating to Our Business: Global Regulatory and Economic Conditions

General global economic trends and industry trends may affect our sales. The capital goods industry in general, and our businesses, are subject to economic cycles that directly affect customer orders, lead times and sales volume. Economic downturns generally have a material adverse effect on our business and results of operations. Cyclical economic expansions provide a context where demand for capital goods is stimulated, creating higher incoming order rates for the products we produce. Higher demand can lead to part shortages, which drive costs up. If demand gets too strong, lead times can be extended, which may cause some customers to cancel orders. In the future, continued weakening or improvement in the economy will directly affect orders and influence results of operations.

Our business could be harmed by adverse global and regional economic and political conditions, including inflation, changes in the cost or availability of energy, transportation and other necessary supplies and services, as well as the impact of tariffs. We are currently experiencing inflationary pressures on our operating costs. Among other things, competition for labor has become more acute and our labor costs have increased slightly as a result. In addition, we have experienced increased costs for supplies, and rising fuel costs have resulted in increased costs for the transportation of our products. If we generally are not able to sufficiently increase our pricing to offset these increased costs or if increased costs and prolonged inflation continue, it could materially and adversely affect our business, operating results and profitability.

In addition, our success is dependent, in part, on our continued ability to reduce our exposure to or mitigate the impact of increases in the cost of raw materials, finished goods, energy, transportation and other necessary supplies and services through a variety of programs, including periodic purchases, future delivery purchases, long-term contracts, sales price adjustments and certain derivative instruments, while maintaining and improving margins and market share. Also, we rely on third-party manufacturers as a source for some of our products. These manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases on to customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could have a material adverse effect on our business, results of operations and financial condition.

Pricing and availability of finished goods, raw materials, energy, transportation and other necessary supplies and services for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, natural disasters, labor costs, production levels, competition, consumer demand, import duties and tariffs, currency exchange rates, international treaties and changes in laws, regulations and related interpretations.

Specifically, our operations and transactions depend upon favorable trade relations between the U.S. and those foreign countries in which our customers and suppliers have operations. A protectionist trade environment in either the U.S. or those foreign countries in which we do business or sell products, such as a change in the current tariff structures, export compliance laws, government subsidies or other trade policies, may adversely affect our ability to economically source materials, sell our products, or do business in foreign markets. Trade restrictions, including withdrawal from or modification of existing trade agreements, negotiation of new trade agreements and imposition of new (and retaliatory) tariffs against certain countries or covering certain products, including developments in U.S.-China trade relations, could limit our ability to capitalize on current and future growth opportunities in international markets and impair our ability to expand the business. These trade restrictions, and changes in, or uncertainty surrounding, global trade policies may affect our competitive position. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business and the foregoing factors may cause a reduction in our sales, profitability or cash flows or cause an increase in our liabilities.

Failure to comply with laws, regulations and policies, including the U.S. Foreign Corrupt Practices Act and U.K. Anti-Bribery Act or other applicable anti-corruption legislation, could result in fines, criminal penalties and an adverse effect on our business. We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including anti-corruption laws, due to our global operations. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies, their agents, consultants and other business partners from making improper payments to government officials or other persons (i.e., commercial bribery) for the purpose of obtaining or retaining business or other improper advantage. The laws also impose recordkeeping and internal control provisions on companies such as ours. We operate and/or conduct business, and any acquisition target may operate and/or conduct business, in some parts of the world, such as China, India and Russia, that are recognized as having governmental and commercial corruption. In such countries, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot provide assurance that our or any acquisition target's internal control policies and procedures have protected us, or will protect us, from unlawful conduct of our employees, agents, consultants and other business partners. In the event that we believe or have reason to believe that violations of anti-corruption laws may have occurred, we may be required to investigate and/or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violation may result in substantial civil and/or criminal fines, disgorgement of profits, sanctions and penalties, debarment from future work with governments, curtailment of operations in certain jurisdictions and imprisonment of the individuals involved. As a result, any such violations may materially and adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Any of these impacts could have a material, adverse effect on our business, results of operations or financial condition.

Our business is subject to a variety of governmental regulations that may restrict our business and may result in costs and penalties. We are subject to a variety of federal, state and local laws and regulations relating to foreign business practices, labor and employment, construction, land use and taxation, among others. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties and the imposition of corrective requirements. From time to time, as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities. In addition, any failure to comply with regulations related to the government procurement process at the federal, state or local level, or restrictions on political activities and lobbying, may result in administrative or financial penalties. These penalties may include being barred from providing services to governmental entities, which could have a material adverse effect on our results of operations.

Our operations expose us to risks of non-compliance with numerous countries' import and export laws and regulations. Due to our significant foreign sales, we are subject to trade and import and export regulations in multiple jurisdictions, including the U.S. Treasury Department's Office of Foreign Assets Control's regulations. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to us. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments, loss of import and export privileges, reputational damage and a reduction in the value of our common stock.

Risks Relating to Our Business: Environmental, Health & Safety

We face various risks related to health epidemics, pandemics and similar outbreaks, which may have material adverse effects on our business, financial position, results of operations and/or cash flows. We face various risks related to health epidemics, pandemics and similar outbreaks, including the global outbreak of COVID-19. Any continued spread of COVID-19 may lead to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital. If significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with the COVID-19 pandemic, our operations will likely be impacted. We may be unable to perform fully on our contracts, and our costs may increase as a result of the COVID-19 outbreak. These cost increases may not be fully recoverable or adequately covered by insurance.

It is possible that the continued spread of COVID-19 could also cause further disruption in our supply chain; cause delay, or limit the ability of customers to perform, including in making timely payments to us; impact investment performance; and cause other unpredictable events. The duration and sustainability of any improvements in COVID-19 conditions will be uncertain and continuing adverse impacts and/or the degree of improvement may vary dramatically by geography and by business. As a result, the actions we take in response to any improvements in conditions may also vary widely by geography and by business and will likely be made with incomplete information, and may prove to be premature, incorrect or insufficient and could have a material, adverse impact on our business and results of operations.

We cannot at this time predict the impact of any variants and the effect to our workforce and potential material adverse effect on our business, financial position, results of operations and/or cash flows.

Our operations are subject to environmental, health and safety laws and regulations, and we may face significant costs or liabilities associated with environmental, health and safety matters. We are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations concerning, among other things: the discharge of pollutants into the soil, air and water; the generation, storage, handling, use, release, disposal and transportation of hazardous materials and wastes; environmental cleanup; and the health and safety of our employees. Environmental, health and safety laws and regulations continue to evolve, and we may become subject to increasingly stringent environmental standards in the future, particularly related to air quality and water quality, which could require us to make changes to our operations or incur significant costs relating to compliance. We are also required to obtain and maintain environmental, health and safety permits and approvals for our facilities and operations. In addition, the potential impacts of climate change on our operations are highly uncertain. Although the financial impact of these potential changes is not reasonably estimable at this time, our operations in certain locations and those of our customers and suppliers could potentially be adversely affected, which could adversely affect our sales, profitability and cash flows. Our failure to comply with such laws, regulations, permits and approvals could subject us to increased employee healthcare and workers' compensation costs, liabilities, fines and other penalties or compliance costs, and could have a material adverse effect on our business, financial condition and results of operations.

Climate change and increased focus by governmental and non-governmental organizations and customers on sustainability issues, including those related to climate change, may adversely affect our business and financial results. Scientists have concluded that increasing concentrations of greenhouse gases in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, wildfires and other climatic events. Increased frequency of extreme weather could cause increased incidence of disruption to the production and distribution of our products at these locations. Increasing natural disasters in connection with climate change could also be a direct threat to our third-party vendors, service providers or other stakeholders, including disruptions on supply chains or information technology or other necessary services for our operations.

Federal, state and local governments, as well as some of our customers, are beginning to respond to climate change issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in our supply chain, could adversely affect our operations and financial results.

More specifically, legislative, or regulatory actions related to climate change could adversely impact Helios by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair our operating efficiency and productivity and result in higher operating costs. In addition, revenues could decrease if we are unable to meet regulatory or customer sustainability requirements. These additional costs, changes in operations, or loss of revenues could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business: Growth Strategy

We are subject to various risks relating to our growth strategy. In pursuing our growth strategy, we intend to expand our presence in existing markets, enter new markets and pursue acquisitions and joint ventures to complement our business. Many of the expenses arising from expansion efforts may have a negative effect on operating results until such time, if at all, that these expenses are offset by increased revenues. We cannot assure that we will be able to improve our market share or profitability, recover our expenditures or successfully implement our growth strategy.

The expansion strategy also may require substantial capital investment for the construction of new facilities and their effective operation. We can give no assurance that additional financing will be available on terms favorable to us, or at all.

We may fail to successfully acquire or integrate companies that provide complementary products or technologies. A key component of our growth strategy and financial goals depends upon our ability to successfully identify and integrate acquisition targets that complement our existing products and services. Such a strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates, as well as integrating the operations of acquired companies. In addition, any acquisitions of businesses with foreign operations or sales may increase our exposure to risks inherent in doing business outside the U.S. From time to time, we may have acquisition discussions with potential target companies both domestically and internationally. Future acquisitions may or may not occur and, if an acquisition does occur, it may not be successful in enhancing our business for one or more of the following reasons:

- Any business acquired may not be integrated successfully and may not prove profitable;
- The price we pay for any business acquired may overstate the value of that business or otherwise be too high;
- Liabilities we take on through the acquisition may prove to be higher than we expected;
- There may be impairment of relationships with employees and customers of the business acquired, as a result of the change in ownership;
- We may fail to achieve acquisition synergies; or
- The focus on the integration of operations of acquired entities may divert management's attention from the day-to-day operation of our businesses.

Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could increase our costs and decrease our profitability.

We also may incur significant costs such as transaction fees, professional service fees and other costs related to future acquisitions, as well as integration-related costs following the completion of any such acquisitions. Although we expect that the realization of efficiencies related to the integration of any acquired businesses will offset the incremental transaction and acquisition-related costs over time, this net financial benefit may not be achieved in the near term, or at all.

We are subject to intense competition. Our products currently, and will continue to, face significant competition, both from other companies and from incumbent technologies and will continue to do so in the future. We believe that we contend with our competitors based upon quality, reliability, price, value, speed of delivery and technological characteristics. However, we cannot provide assurance that we will continue to be able to compete effectively with these companies.

Currently, certain of our customers purchase parts or products from us to meet a specific need in a system that cannot be filled by a component that they make themselves. However, given their superior technological capabilities and financial resources, our competitors could be engaged in the internal development of products and technologies that are similar to, or may compete with, certain of our products and technologies.

The future prospects for our products are dependent upon our customers' acceptance of our products as an alternative to their internally developed products. They also may decide to develop or acquire products that are similar to, or that may be substituted for, our products.

We also sell products into competitive markets. Within our primary markets, we compete with a range of companies that offer certain individual components of our full system solutions. Particularly within our Electronics segment, the components of our overall systems most commonly include displays, panels, sensors, valves and other end-devices. If our customers fail to accept our full system products or seek to internally develop alternatives to our full system products using component parts sourced from our competitors, or if we are otherwise unable to develop or maintain strong relationships with our customers, our business, financial condition and results of operations would be materially and adversely affected.

Competitive actions, such as price reductions, consolidation in the industry, improved delivery and other actions, could adversely affect our revenue and earnings. We could experience a material adverse effect to the extent that our competitors are successful in reducing our customers' purchases of products and services from us. Competition could also cause us to lower our prices, which could reduce our margins and profitability.

Risks Relating to Our Business: Operations

A disruption in our supply chain or other factors impacting the distribution of our products could adversely affect our business. A disruption within our logistics or supply chain network at any of the freight companies that deliver components for our manufacturing operations or ship our products to our customers could adversely affect our business and result in lost sales or harm to our reputation. Our supply chain is dependent on third-party ocean-going container ships, rail, barge and trucking systems and, therefore, disruption in these logistics services because of weather-related problems, strikes, bankruptcies or other events could adversely affect our financial performance and financial condition, negatively impacting sales, profitability and cash flows. Additionally, we rely on supplied labor through a third-party provider to support key operations in Mexico. A disruption in the ability of this provider to deliver qualified personnel and to operate our facility in Mexico could have a material adverse effect on our business, financial condition and operating results.

In addition, supply shortages for a particular type of material can delay production or cause increases in the cost of manufacturing our products. The ongoing COVID-19 pandemic has resulted in disruption to the operations of certain suppliers around the globe and the related transportation of their goods to the United States. We have been able to make alternative delivery arrangements when possible, at increased cost. If these disruptions were to be prolonged or expanded in scope, there could be resulting supply shortages that could further impact our ability to manufacture and to deliver our products. Accordingly, such supply shortages and delivery limitations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to continue our technological innovation and successful introduction of new commercial products in an efficient, cost-effective manner, our business will be adversely affected. Our business involves a significant level of product development activities. Industry standards, customer expectations or other products may emerge that could render one or more of our products or services less desirable or obsolete. Maintaining our market position requires continued investment in research and development ("R&D"). Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in our markets, as well as our ability to acquire new product technologies or to fund and successfully develop, manufacture and market products in this constantly changing environment. During an economic downturn or a subsequent recovery, we may need to maintain our investment in R&D, which may limit our ability to reduce these expenses in proportion to a sales shortfall. In addition, increased investments in R&D may divert resources from other potential investments in our business, such as acquisitions or investments in our facilities, processes and operations. If these activities are not as successful as currently anticipated, are not completed on a timely basis or are more costly than currently anticipated, or if we are not able to produce newly developed products at a cost that meets the anticipated product cost structure, then our future sales, margins and/or earnings could be lower than expected, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, if we fail to keep pace with evolving technological innovations in the markets we serve, our business will be adversely affected.

We are subject to fluctuations in the prices of parts and raw materials and dependent on our suppliers of these parts. We are dependent upon suppliers for parts and raw materials used in the manufacture of components that we sell, and some of our raw material costs are subject to commodity market price fluctuations. We may experience an increase in costs for parts or raw materials that we source from our suppliers, or we may experience a shortage of parts or raw materials for various reasons, such as the loss of a significant supplier, high overall demand creating shortages in parts and supplies we use, financial distress, work stoppages, natural disasters, fluctuations in commodity prices or production difficulties that may affect one or more of our suppliers. In particular, current or future global economic uncertainty may affect our key suppliers in terms of their operating cash flow and access to financing. This may, in turn, affect their ability to perform their obligations to us. In addition, quality and sourcing issues that our suppliers may experience can also adversely affect the quality and effectiveness of our products and services and may result in liability or reputational harm to us. Our customers rely on us to provide on-time delivery and have certain rights if our delivery standards are not maintained. A significant increase in our supply costs, including for raw materials that are subject to commodity price fluctuations, or a protracted interruption of supplies for any reason, could result in the delay of one or more of our customer contracts or could damage our reputation and relationships with our customers. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Unforeseen or recurring operational problems at any of our facilities, or other catastrophic loss of one of our key manufacturing facilities, may cause significant lost production and adversely affect our results of operations. Our manufacturing process could be affected by operational problems that could impair our production capability. Many of our manufacturing facilities contain high cost and sophisticated machines that are used in our manufacturing processes. Disruptions or shutdowns at any of our facilities could be caused by:

- maintenance outages to conduct maintenance activities that cannot be performed safely during operations;

- prolonged power failures or reductions;

- breakdown, failure or substandard performance of any of our machines or other equipment;

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- noncompliance with, and liabilities related to, environmental requirements or permits;

- disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;

- fires, floods, earthquakes, tornadoes, hurricanes, microbursts or other catastrophic disasters, national emergencies, political unrest, war or terrorist activities; or

- other operational problems.

If some of our facilities are shut down, they may experience prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks or longer, depending on the reason for the shutdown and other factors. Any prolonged disruption in operations at any of our facilities could cause a significant loss of production and adversely affect our results of operations and negatively impact our customers and dealers.

We currently have operations located in geographies susceptible to severe weather events, such as hurricanes, floods, earthquakes and tornadoes. A catastrophic event, whether resulting from severe weather or otherwise, could result in the loss of the use of all or a portion of one of our manufacturing facilities. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur. Any of these events individually or in the aggregate could have a material adverse effect on our business, financial condition and operating results.


Risks Relating to Our Business: Financial


We may need additional capital in the future, and it may not be available on acceptable terms, or at all. We may require additional capital in the future to:

- fund our operations;

- finance investments in equipment and infrastructure needed to maintain and expand our manufacturing and distribution capabilities;

- enhance and expand the range of products we offer; and

- respond to potential strategic opportunities, such as investments, acquisitions and international expansion.

We can give no assurance that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or to delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness. Our senior credit facility limits our ability to incur additional debt and therefore we likely would have to issue additional equity to raise additional capital. If we issue additional equity, a shareholder's interest in us will be diluted.

Our existing indebtedness could adversely affect our business and growth prospects. As of December 31, 2022, we had total indebtedness of approximately $447 million. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our senior credit facility have important consequences, including:

- limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

- limiting our ability to incur additional indebtedness;

- limiting our ability to capitalize on significant business opportunities;

- placing us at a competitive disadvantage to those of our competitors that are less indebted than we are;

- making us more vulnerable to rising interest rates; and

- making us more vulnerable in the event of a downturn in our business.

More specifically, under the terms of our senior credit facility, we have agreed to certain financial covenants. In addition, our senior credit facility places limitations on our ability to acquire other companies. Any failure by us to comply with the financial or other covenants set forth in our senior credit facility in the future, if not cured or waived, could result in our senior lender accelerating the maturity of our indebtedness or preventing us from accessing availability under our senior credit facility. If the maturity of our indebtedness is accelerated, we may not have sufficient cash resources to satisfy our debt obligations and we may not be able to continue our operations as planned.

If our long-lived assets, goodwill or other intangible assets become impaired, we may be required to record significant non-cash charges to our earnings. We recognize impairments of goodwill when the fair value of any of our reporting units becomes less than its carrying value. Our estimates of fair value are based on assumptions about future cash flows of each reporting unit, discount rates applied to these cash flows and current market estimates of value. Based on the uncertainty of future revenue growth rates and other assumptions used to estimate our reporting units' fair value, future reductions in our expected cash flows could cause material non-cash impairment charges, which could have a material adverse effect on our results of operations and financial condition. We also have certain long-lived assets and other intangible assets which could be at risk of impairment or may require reserves based upon anticipated future benefits to be derived from such assets. Any change in the valuation of such assets could have a material effect on our profitability.

Fluctuations in exchange rates may affect our operating results and impact our financial condition. Fluctuations in the value of the U.S. dollar may increase or decrease our sales or earnings. Because our consolidated financial results are reported in U.S. dollars, when we generate sales or earnings in other currencies, or we pay expenses in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the reported amount of those sales or earnings. If the U.S. dollar strengthens relative to the value of the local currency, we may be less competitive. In addition, our debt service requirements are predominantly in U.S. dollars and a portion of our cash flow is generated in British pounds, euros and other foreign currencies. Significant changes in the value of the foreign currencies relative to the U.S. dollar could impair our cash flow, results of operations and financial condition.

In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than U.S. dollars. Given the volatility of exchange rates, we may not be able to effectively manage our currency or translation risks. Volatility in currency exchange rates may decrease our sales and profitability and impair our financial condition. We periodically evaluate our need to hedge our exposures to foreign currencies and enter into forward foreign exchange contracts as we deem necessary.

Changes in tax rates, laws or regulations and the resolution of tax disputes could adversely impact our financial results. As a global company, we are subject to taxation in the U.S. and numerous non-U.S. jurisdictions. Significant judgment is required to determine our consolidated income tax provision and related liabilities. The Company's effective tax rate, cash flows and operating results could be affected by changes in the mix of earnings in countries with different statutory tax rates, as well as by changes in the local tax laws and regulations, or the interpretations thereof. In addition, the Company's tax returns are subject to regular review and audit by U.S. and non-U.S. tax authorities. While we believe our tax provisions are appropriate, the final outcome of tax audits or disputes could result in adjustments to the Company's tax liabilities, which could adversely affect our financial results.


Risks Relating to Our Business: Intellectual Property


The inability to protect our intellectual property could reduce or eliminate any competitive advantage and reduce our sales and profitability, and the cost of protecting our intellectual property may be significant. We have obtained and applied for some U.S. and foreign trademark and patent registrations and will continue to evaluate the registration of additional trademarks and patents, as appropriate. We cannot guarantee that any of our pending patent and trademark applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. An inability to obtain registrations in the U.S. or elsewhere could limit our ability to protect our trademarks and technologies and could impede our business. Further, the protection of our intellectual property rights may require expensive investment in protracted litigation and substantial management time, and there is no assurance we ultimately would prevail or that a successful outcome would lead to an economic benefit that is greater than the investment in the litigation. In the Electronics segment, the patents in our portfolio are scheduled to expire at various dates through 2041. In the Hydraulics segment, the patents in our portfolio are schedule to expire at various dates through 2042.

We may also face difficulties protecting our intellectual property rights in foreign countries. The laws of foreign countries in which our products are sold or manufactured may not protect our intellectual property rights to the same extent as the laws of the U.S. For example, we are increasing our technical capabilities and sales in China, where laws may not afford the same intellectual property protections.

If we are alleged to have infringed upon the intellectual property rights owned by others, our business and results of operations could be materially adversely affected. Competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. We also may face allegations that our employees have misappropriated intellectual property rights of their former employers or other third parties. From time to time, we receive notices from other companies that allege we may be infringing certain of their patents or other rights. If we are unable to resolve these matters satisfactorily, or to obtain licenses on acceptable terms, we may face litigation. Given the potential risks and uncertainties of intellectual property-related litigation, the assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant technologies or other intellectual property rights, cease offering certain products or services, or incur significant license royalty, or technology development expenses. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We maintain trade secrets, confidential and proprietary information in the course and scope of our business. In the Electronics segment particularly, we rely significantly on trade secrets such as unpatented software algorithms, know-how, technology and other proprietary information to maintain our competitive position. We seek to protect software algorithms through encryption mechanisms in the distribution of our binary files used in programming our engine control products. However, we cannot guarantee that these encryption techniques can protect all or any portion of these binary files. In practice, we seek to protect our trade secrets by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. The agreements obligate them to assign to us any inventions developed in the course of their work for us. However, we cannot guarantee that we have executed these agreements with each party that may have or has had access to our trade secrets or that the agreements we have executed will provide adequate protection. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. As a result, we may be forced to bring claims against third parties, or defend claims that they bring against us, to determine ownership of what we regard as our intellectual property. Monitoring unauthorized disclosure is difficult and we do not know whether the procedures we have followed to prevent such disclosure are, or will be, adequate. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. may be less willing or unwilling to protect trade secrets. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed, which could have an adverse effect on our business and financial condition.

Our use of open source software may expose us to additional risks. We use open source software in our business, including in some of our products. While we try to monitor all use of open source software in our business to ensure that no open source software is used in such a way as to require us to disclose the source code to critical or fundamental elements of our software or technology, we cannot be certain that such use may not have inadvertently occurred in deploying our solutions. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. The risks associated with usage of open source software cannot be eliminated and could potentially have a material adverse effect on our business, financial condition and results of operations.


Risks Relating to Our Business: Other


We are dependent upon key individuals and skilled personnel. Our success depends, to some extent, upon several key individuals. The loss of the services of one or more of these individuals could have a material adverse effect on our business. Future operating results depend to a significant degree upon the continued contribution of key management, technical personnel and the skilled labor force. As the Company continues to expand internationally, additional management and other key personnel will be needed. Competition for management and engineering personnel is intense, and other employers may have greater financial and other resources to attract and retain these employees. We conduct our global operations in North America, Europe and Asia Pacific and through a third-party supplier in Mexico. Our continued success is dependent on our ability to attract and retain a skilled labor force at these locations. There are no assurances that we will continue to be successful in attracting and retaining the personnel required to develop, manufacture and market our products and expand our operations.

We are subject to risks relating to international sales. International sales represent a significant proportion of our consolidated sales. Approximately 54% and 57% of our net sales were outside of the U.S. during 2022 and 2021, respectively. We will continue to expand the scope of operations outside the U.S., both through direct investment and distribution, and expect that international sales will continue to account for a substantial portion of net sales in future periods.

Our future results could be harmed by a variety of factors already stated in this Risk Section as well as those below:

- expropriation of property without fair compensation;

- governmental actions that result in the deprivation of contract or proprietary rights;

- difficulty in staffing and managing geographically widespread operations;

- the unionization of, or increased union activity, such as strikes or work stoppages, with respect to, our workforce outside the U.S.;

- differing labor regulations;

- requirements relating to withholding taxes on remittances and other payments by subsidiaries;

- difficulty in enforcement of contractual obligations under non-U.S. law;

- refusal or inability of foreign banks to make payment on letters of credit in connection with foreign sales, and our inability to collect from our foreign customers in such circumstances;

- restrictions on our ability to own or operate subsidiaries, repatriate dividends or earnings from our foreign subsidiaries, or to make investments or acquire new businesses in these jurisdictions; and/or

- the burden of complying with multiple and potentially conflicting laws.

Our international operations and sales also expose us to different local political, regulatory and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit and legal risks of local customers and channel partners, which may not be effective. In addition, because some of our international sales are to suppliers that perform work for foreign governments, we are subject to the political and legal risks associated with foreign government projects. For example, certain foreign governments may require suppliers for a project to obtain products solely from local manufacturers or may prohibit the use of products manufactured in certain countries.

International growth and expansion into markets such as Europe, Asia and Latin America may cause us difficulty due to greater regulatory barriers than in the U.S., the necessity of adapting to new regulatory systems, problems related to entering new markets with different economic, social and political systems and conditions and significant competition from the primary participants in these markets, some of which may have substantially greater resources and political influence than we do. For example, unstable political conditions or civil unrest could negatively impact our order levels and sales in a region or our ability to collect receivables from customers or operate or execute projects in a region.

Increased IT security threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions and services. We are dependent on various information technologies throughout our Company to administer, store and support multiple business activities. Increased global IT security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. While we attempt to mitigate these risks by employing a number of measures, including employee training, comprehensive monitoring of our networks and systems and maintenance of backup and protective systems, our systems, networks, products, solutions and services remain potentially vulnerable to advanced persistent threats. Depending on their nature and scope, such threats could potentially lead to the compromising of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations.

Due to the nature of our business and products, we may be liable for damages based on product liability and other tort and warranty claims. We face an inherent risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in death, bodily injury, property damage or economic loss. In the past, we have been subject to product liability claims relating to our products, and we may be subject to additional product liability claims in the future for both past and current products.

Although we currently maintain product liability coverage, which we believe to be adequate for the continued operation of our business, such insurance may become difficult or impossible to obtain in the future on terms acceptable to us. Moreover, our insurance coverage includes customary exclusions and conditions, may not cover certain specialized applications and generally does not cover warranty. A successful product liability claim or series of claims against us, including one or more consumer claims purporting to constitute class actions or claims resulting from extraordinary loss events, in excess of or outside our insurance coverage, or a significant warranty claim or series of claims against us, could materially decrease our liquidity, impair our financial condition and adversely affect our results of operations. Furthermore, regardless of the outcome, product liability claims can be expensive to defend, divert the attention of management and other personnel for significant periods of time and cause reputational damage.

We are subject to a variety of claims, investigations and litigation that could adversely affect our results of operations and harm our reputation. In the normal course of our business, we are subject to claims and lawsuits, including from time to time claims for damages related to product liability and warranties, investigations by governmental agencies, litigation alleging the infringement of intellectual property rights and litigation related to employee matters and commercial disputes. Defending these lawsuits and becoming involved in these investigations may divert our management's attention, and may cause us to incur significant expenses, even if there is no evidence that our systems or components were the cause of the claim. In addition, we may be required to pay damage awards, penalties or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

Expectations relating to environmental, social and governance considerations expose the Company to potential liabilities, increased costs, reputational harm and other adverse effects on the Company's business. Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on environmental, social and governance considerations relating to businesses, including climate change and greenhouse gas emissions, human capital and diversity, equity and inclusion. Responding to these environmental, social and governance considerations and implementation of these goals and initiatives involves risks and uncertainties, requires investments and are impacted by factors that may be outside the Company's control. In addition, some stakeholders may disagree with the Company's goals and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where environmental, social and governance focus should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, by the Company to achieve its goals, further its initiatives, adhere to its public statements, comply with federal, state or international environmental, social and governance laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against the Company and materially adversely affect the Company's business, reputation, results of operations, financial condition and stock price.


Risks Relating to Our Common Stock


Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings. Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, as consideration in acquisitions or for other reasons. We cannot predict the effect, if any, that future sales or issuances of shares of our common stock or other equity securities, or the availability of shares of our common stock or any other equity securities for future sale or issuance, will have on the trading price of our common stock.

Additional issuances of equity securities would dilute the ownership of existing shareholders and could reduce our earnings per share. We may issue equity securities in the future in connection with capital raising activities, acquisitions, strategic transactions or for other purposes. To the extent we issue additional equity securities, the ownership of our existing shareholders would be diluted and our earnings per share could be reduced.

We may not pay dividends on our common stock. Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments and as permitted by our debt agreements. Although historically we have paid a continuous quarterly dividend and a periodic special dividend, we are not required to declare cash dividends on our common stock, and the payment of future quarterly and special dividends is subject to the discretion of our board of directors. In determining the amount of any future quarterly or special dividends, our board of directors will consider economic and market conditions, our financial condition and operating results. Any change in our historical dividend practice could adversely affect the market price of our common stock. If our board of directors decides not to pay dividends in the future, then a return on investment in our common stock will only occur if our stock price appreciates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Corporate Office

We lease office space in Sarasota, FL that is used as our corporate headquarters and customer experience center.

Segments

The table below presents information on the primary operating facilities in our Hydraulics and Electronics segments. These locations are generally used for manufacturing and distribution activities as well as sales, engineering and administrative functions.

We believe that our properties have been adequately maintained, are generally in good condition and are suitable and adequate for our business as presently conducted. The extent of utilization of our properties varies from time to time and among our facilities.

Hydraulics Segment

Region	Square Footage (in thousands)		
	Owned	Leased	Total
Americas	1,209	62	1,271
Europe	54	825	879
Asia/Pacific	73	184	257
Total	1,336	1,071	2,407

Electronics Segment

Region	Square Footage (in thousands)		
	Owned	Leased	Total
Americas	190	303	493
Europe	18	7	25
Asia/Pacific	—	63	63
Total	208	373	581

ITEM 3. LEGAL PROCEEDINGS

From time to time we are involved in routine litigation incidental to the conduct of our business. We do not believe that any pending litigation will have a material adverse effect on our consolidated financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock has been trading publicly under the symbol HLIO on the New York Stock Exchange since November 1, 2021. We previously traded on the Nasdaq Global Select Market under the symbol HLIO since June 17, 2019 and prior to that under the symbol SNHY since our initial public offering on January 9, 1997.

Holders

There were 128 shareholders of record of Common Stock on February 17, 2023. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers and registered clearing agencies.

Dividends

We have historically paid regular quarterly dividends of $0.09 per share. Our board of directors currently intends to continue to pay a quarterly dividend of $0.09 per share during 2023. However, the declaration and payment of future dividends is subject to the sole discretion of the board of directors, and any determination as to the payment of future dividends will depend upon our profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the board of directors.

Equity Compensation Plans

Information called for by Item 5 is provided in Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report (Item 8 of this report).

Issuer Purchases of Equity Securities

We did not repurchase any of our stock during the year ended December 31, 2022.

Five-Year Stock Performance Graph

The following graph compares cumulative total return among Helios, the Russell 2000 Index and the Dow Jones US Diversified Industries Index, from December 30, 2017, through December 31, 2022, assuming $100 invested in each on December 31, 2017. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Comparison of 5 Year Cumulative Total Return
Among Helios Technologies, the Russell 2000 Index and Dow Jones US Diversified
Industries Index



	12/30/2017	12/29/2018	12/28/2019	1/2/2021	1/1/2022	12/31/2022
Helios Technologies	$ 100.00	$ 51.91	$ 71.44	$ 84.47	$ 167.58	$ 87.19
Russell 2000 Index	100.00	88.28	111.67	134.00	153.85	122.41
Dow Jones US Diversified Industries Index	100.00	74.30	95.26	106.89	117.57	108.01

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The operating results of the Hydraulics and Electronics segments included in Management's Discussion and Analysis of Financial Condition and Results of Operations are presented on a basis consistent with our internal management reporting. Segment information included in Note 16 of the Notes to the Consolidated Financial Statements included in this Annual Report is also presented on this basis. All differences between our internal management reporting basis and accounting principles generally accepted in the U.S. ("U.S. GAAP"), specifically the allocation of certain corporate and acquisition-related costs, are included in Corporate and Other.

Overview

We are a global leader in highly engineered motion control and electronic controls technology for diverse end markets, including construction, material handling, agriculture, energy, recreational vehicles, marine and health and wellness.

We operate under two business segments: Hydraulics and Electronics. The Hydraulics segment designs and manufactures hydraulic cartridge valves, hydraulic quick release couplings as well as engineers complete hydraulic systems. The Electronics segment designs and manufactures customized electronic controls systems and displays for a variety of end markets including industrial, mobile, recreational and health and wellness.

During 2021, we augmented our strategy and accelerated our growth plans by two years with intent to achieve our targeted milestone of over $1 billion in sales with top tier adjusted EBITDA margin of approximately 25% in 2023. We plan to achieve this milestone on a run-rate basis ending the fourth quarter of 2023 through a combination of organic growth, acquisitions made to date as well as execution of our manufacturing and operating strategy.

Acquisitions

Our acquisition activity, driven by our strategic vision, has enabled us to diversify our product offerings and the markets we serve and expand our geographic presence. Prior to 2016, we operated primarily in the hydraulics market with a small presence in electronics.

In January 2021, we acquired the assets of BJN Technologies, LLC, an innovative engineering solutions provider that was founded in 2014. With the acquisition, we formed the Helios Center of Engineering Excellence to centralize our innovation and technology advancements to better leverage existing talents across the electronics segment initially, and then throughout all of Helios.

In July 2021, we completed another flywheel acquisition of NEM S.r.l., an innovative hydraulic solutions company providing customized material handling, construction, industrial vehicle and agricultural applications to its global customer base, predominantly in Europe and Asia. NEM enhances the Helios electro-hydraulic product offering, provides geographic expansion and adds scale to address new markets.

In October 2021, we completed the acquisition of Joyonway, a developer of control panels, software, systems and accessories for the health and wellness industry. Joyonway operates from two locations in China, Shenzhen and Dongguan, both of which are in the hub of electronics and software development in China and give us a foothold for electronics manufacturing in Asia.

In July 2022, we completed the acquisition of the assets of Taimi R&D, Inc., a Canadian manufacturer of innovative hydraulic components that offers ball-less design swivel products, which improve hydraulic reliability of equipment, increase the service life of components and help protect the environment by reduced leakage. Taimi brings a differentiated, yet complementary product line to our hydraulics platform as well as strong engineering breadth.

In September 2022, we completed another flywheel acquisition of Daman Products Company, headquartered in Mishawaka, Indiana. Daman is a leading designer and manufacturer of standard and custom precision hydraulic manifolds and other fluid conveyance products for its customer base, predominantly in North America. The acquisition of Daman expands the Company's technologies and markets and provides an opportunity to produce integrated package offerings with multiple Helios brands.

In January 2023, we completed the acquisition of Schultes Precision Manufacturing, Inc. Schultes is a highly trusted specialist in manufacturing precision machined components and assemblies for customers requiring very tight tolerances, superior quality, and exceptional value-added manufacturing processes. Currently serving the hydraulic, aerospace, communication, food services, medical device, and dental industries, Schultes brings the manufacturing quality, reliability, and responsiveness critical to its customers' success. Schultes provides additional manufacturing know-how and expands our business into new end markets with attractive secular tailwinds.

Global Economic Conditions

Russian Invasion of Ukraine

In early 2022, Russia invaded Ukraine. As a result, several governments have enacted sanctions against Russia and Russian interests. The conflict has led to economic uncertainty and market disruptions, including significant volatility in commodity, fuel and energy prices as well as in credit and capital markets. We do not have operations in the region, and less than 1% of our sales are to Russia and Ukraine customers. In Europe, we continue to experience inflation from: increased energy and raw material costs, logistics issues and reduced orders from customers who do business in the region. The broader consequences of the conflict could impact our business through further increases or fluctuations in commodity and energy prices, further disruptions to the global supply chain, reduced availability of certain natural resources and other adverse effects on macroeconomic conditions.

COVID-19 Pandemic

In the first half of 2022, we experienced mild impacts from the pandemic. At the beginning of the second quarter our locations in China began to shut down periodically due to regulatory lockdown measures associated with a COVID-19 outbreak. The shutdown of our locations and our customers' locations impacted operations and sales through May with recovery occurring in June as the lockdowns were lifted. We also faced disruption to our workforce from the pandemic. While the impact was not significant, the absenteeism caused labor inefficiencies in production. Additionally, in certain locations we faced pressure from competitive labor markets. In the second half of 2022, there were no COVID-related shutdowns or other significant new disruption to our business from the pandemic.

Throughout the year, and continuing into 2023, we faced constraints related to sourcing certain electronic and other components, which originated from the high demand for these products caused by the pandemic. We have been able to mitigate some of the impact with our procurement efforts, production schedule adjustments and product redesigns.

Demand in the health and wellness market was favorably impacted by the pandemic in 2020 and 2021, as consumers invested in leisure products and activities. However, during 2022, we experienced a sharp decline in sales in this end market as demand declined and inventory levels in the channel increased.

Refer to Item 1A Risk Factors of this Annual Report for additional COVID-19 related discussion.

Industry Conditions

The capital goods industries in general, and the Hydraulics and Electronics segments specifically, are subject to economic cycles. We utilize industry trend reports from various sources, as well as feedback from customers and distributors, to evaluate economic trends. We also rely on global government statistics such as Gross Domestic Product and Purchasing Managers Index to understand higher level economic conditions.

Hydraulics

According to the National Fluid Power Association (the fluid power industry's trade association in the U.S.), the U.S. index of shipments of hydraulic products increased 20% in 2022, after increasing 21% in 2021 and decreasing 20% in 2020. In Europe, the CEMA Business Barometer reports that in December 2022, the business climate index for the European agricultural machinery industry had its first significant upward trend since the sharp declines in the course of the Russian war against Ukraine. CEMA further reported that supply constraints appear to have become more acute in only certain segments while many manufacturers seem increasingly able to realize orders. The CECE (Committee for European Construction Equipment) business climate index bounced back in November after steady decline throughout the year. They reported the favorability was driven by a slightly less tense supply chain.

Electronics

The Federal Reserve's Industrial Production Index, which measures the real output of all relevant establishments located in the U.S., reports production of semiconductors and other electronics components declined during the fourth quarter of 2022, to the lowest level since the second quarter of 2021. Output peaked in the fourth quarter of 2021. The Institute of Printed Circuits Association ("IPC") reported that total North American printed circuit board ("PCB") shipments in December 2022 were down 5.1% compared with November 2022, and for the year orders were down 6.5% while shipments were up 10.1%. The IPC also reported that North American electronics manufacturing services ("EMS") shipments in December 2022 were up 5.8% compared with November 2022, and for the year orders were down 3.7% while shipments were up 4.5%.

2022 Results and Comparison of Years Ended December 31, 2022 and January 1, 2022

The following table sets forth our consolidated results of operations:

(in millions except net income per share)	For the year ended			
	December 31, 2022	January 1, 2022	$ Change	% Change
Net sales	$ 885.4	$ 869.2	$ 16.2	1.9%
Gross profit	$ 298.5	$ 312.8	$ (14.3)	(4.6)%
Gross profit %	33.7%	36.0%		
Operating income	$ 137.3	$ 149.3	$ (12.0)	(8.0)%
Operating income %	15.5%	17.2%		
Net income	$ 98.4	$ 104.6	$ (6.2)	(5.9)%
Diluted net income per share	$ 3.02	$ 3.22	$ (0.20)	(6.2)%

Consolidated net sales for the 2022 year increased $16.2 million, 1.9%, over the prior year. Acquisition growth accounted for a $24.9 million increase while organic sales declined $8.7 million, 1.0%. Discrete impacts to our organic sales compared to 2021 are as follows:

- Changes in foreign currency exchange rates - unfavorable by $27.6 million, 3.2%
- Pricing changes - favorable by $40.2 million, 4.6%
- Delayed sales due to supply chain constraints - unfavorable by an estimated $12.3 million

Our 2022 sales to the Americas and EMEA regions increased compared to 2021, both benefiting from pricing and acquisition-related sales, while sales to the APAC region declined from demand and foreign currency. Demand for electronics products in our health and wellness end market has sharply declined from the prior year, which was strengthened by the pandemic as consumers invested in health and leisure products. Sales growth during the year was realized in the industrial machinery, mobile equipment, construction and recreational end markets.

Gross profit declined $14.3 million, 4.6%, in 2022 compared to 2021 driven by lower volume, higher material costs and unfavorable foreign currency partially offset by pricing and acquisitions. Changes in foreign currency exchange rates compared to 2021 reduced gross profit by $7.9 million. Gross margin declined 2.3 percentage points over the prior year as pricing efforts did not recover the full margin to offset the impact of higher material costs. Material costs as a percentage of sales, excluding pricing changes and acquisition-related sales, increased in the year-to-date period by 3.3 percentage points compared to the prior year.

During 2022, we incurred $5.2 million of costs related to our restructuring activities. In the EMEA region, we executed an operational restructure in our Hydraulics segment that combined the manufacturing operations at two of our locations into one location. We are continuing our sales and R&D efforts in both locations in order to serve customers in the regions. In the APAC region, we executed an organizational restructure in our Hydraulics segment among several locations to align employee talent with the strategic operational goals of the Company. In our Electronics segment, we executed an organizational restructure to adjust our labor base in line with current demand levels. The restructuring costs are comprised of recurring labor costs for employees who worked on projects of $2.2 million, non-recurring severance and termination benefits of $2.3 million and other expenses of $0.7 million. The restructuring plans are expected to improve the global cost structure of the business.

Operating income as a percentage of sales decreased 1.7 percentage points to 15.5% in 2022 compared with the prior-year period. Operating margin was favorably impacted during 2022 by a $4.7 million decrease in acquisition-related amortization, primarily from the sales order backlog intangible acquired with the Balboa acquisition that was fully amortized in the second quarter of 2021. However, this was offset by the gross margin level changes, non-recurring restructuring costs that were $2.5 million higher in 2022 than the prior period and increased M&A related professional fees totaling $1.9 million.

Net income and EPS benefited from foreign currency transaction gains of $0.9 million in 2022 compared to losses of $1.0 million in 2021, gains on sale of property, plant and equipment primarily related to our restructuring activities totaling $1.8 million and a decrease in tax expense of $3.2 million compared to 2021, primarily due to a decrease in foreign income taxed at different rates and state and local tax benefits.

Segment Results

Hydraulics

The following table sets forth the results of operations for the Hydraulics segment (in millions):

| | For the year ended | | $ Change | % Change |
	December 31, 2022	January 1, 2022		
Net sales	$ 551.3	$ 516.4	$ 34.9	6.8%
Gross profit	$ 195.5	$ 193.4	$ 2.1	1.1%
Gross profit %	35.5%	37.5%		
Operating income	$ 122.7	$ 119.8	$ 2.9	2.4%
Operating income %	22.3%	23.2%		

Net sales for the Hydraulics segment grew by $34.9 million, 6.8%, compared with 2021. Acquisition-related sales accounted for $22.4 million of the increase and sales from our organic businesses improved $12.5 million, 2.4%. Discrete impacts to our organic sales compared to the prior year are as follows:

- Changes in foreign currency exchange rates - unfavorable by $26.2 million, 5.1%
- Pricing changes - favorable by $23.0 million, 4.5%
- Delayed sales due to supply chain constraints - unfavorable by an estimated $7.1 million

Organic sales growth in 2022 benefited from improved demand primarily in the Americas and EMEA regions, as well as in several of our end markets including the mobile and industrial equipment markets.

The following table presents net sales based on the geographic region of the sale for the Hydraulics segment (in millions):

| | For the year ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Americas	$ 199.5	$ 167.7	$ 31.8	19.0%
EMEA	186.5	180.0	6.5	3.6%
APAC	165.3	168.7	(3.4)	(2.0)%
Total	$ 551.3	$ 516.4		

Regional sales performance in 2022 compared to the prior year was driven by:

> Americas - demand, pricing and our recent acquisitions contributed to a 19.0% increase in sales
> EMEA - excluding unfavorable changes in foreign currency rates of $19.6 million, sales improved 14.5%, primarily from demand, pricing and our 2021 acquisition
> APAC - excluding unfavorable changes in foreign currency rates of $6.6 million, sales improved 1.9%, primarily from demand in Japan and India

Costs related to our restructuring activities totaled $4.0 million during 2022; $1.1 million of the costs are included in cost of goods sold and $2.9 million are reflected in selling, engineering and administrative expenses ("SEA"). The restructuring costs are comprised of $2.2 million of recurring labor costs for employees who worked on the restructuring projects, non-recurring severance and termination benefits of $1.1 million and other non-recurring professional fees and expenses associated with the manufacturing relocation of $0.7 million.

During 2022, gross profit improved $2.1 million, 1.1%, over the prior year, favorably impacted by pricing and acquisitions. The segment realized an unfavorable impact on gross profit from changes in foreign currency rates, compared with 2021 of $7.1 million. Gross margin for 2022 decreased 2.0 percentage points as the segment incurred higher material, logistic and energy costs. Freight costs increased $1.9 million in 2022 and material costs as a percentage of sales, excluding pricing changes and acquisition-related sales, increased in 2022 by 2.8 percentage points. Price increases to customers did not fully recover the margin impact of the material cost increases.

SEA expenses decreased $0.8 million, 1.1%, in 2022 compared with the prior year. Changes in foreign currency rates compared to the prior year reduced SEA costs by $3.4 million. Increased SEA expenses from our acquisitions, higher non-recurring restructuring costs of $1.3 million and travel and marketing costs of $1.0 million were partially offset by $1.6 million of savings realized from lower benefit costs, primarily from performance-based incentive compensation accruals. SEA as a percent of sales decreased 1.1 percentage points to 13.2% in 2022 also benefiting from improved leverage of our fixed costs on the higher sales.

Electronics

The following table sets forth the results of operations for the Electronics segment (in millions):

| | For the year ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Net sales	$ 334.1	$ 352.7	$ (18.6)	(5.3)%
Gross profit	$ 103.0	$ 120.0	$ (17.0)	(14.2)%
Gross profit %	30.8%	34.0%		
Operating income	$ 52.5	$ 71.7	$ (19.2)	(26.8)%
Operating income %	15.7%	20.3%		

Net sales for the Electronics segment declined by $18.6 million, 5.3%, compared with the prior year. Acquisition-related sales totaled $2.5 million. Discrete impacts to our organic sales compared to the prior year period are as follows:

- Changes in foreign currency exchange rates - unfavorable by $1.4 million
- Pricing changes - favorable by $17.2 million, 4.9%
- Delayed sales due to supply chain constraints - unfavorable by an estimated $5.2 million

During 2022, demand in our health and wellness end market sharply declined from the prior year, which was strengthened by the pandemic as consumers invested in health and leisure products. Inventory held by customers remained inflated in this end market, which further contributed to the decline. However, we realized sales growth in our recreational and mobile and industrial machinery end markets.

The following table presents net sales based on the geographic region of the sale for the Electronics segment (in millions):

| | For the year ended | | | |
	December 31, 2022	January 1, 2022	$ Change	% Change
Americas	$ 270.9	$ 257.8	$ 13.1	5.1%
EMEA	37.1	42.0	(4.9)	(11.7)%
APAC	26.1	52.9	(26.8)	(50.7)%
Total	$ 334.1	$ 352.7		

Regional sales performance in 2022 compared to the prior year was driven by:

    Americas - demand, pricing and capacity improvements contributed to a 5.1% increase in sales

    EMEA - excluding unfavorable changes in foreign currency rates of $1.3 million, sales declined 8.6%, primarily from lower demand in the health and wellness end market

    APAC - sales declined 50.7%, from lower demand in the health and wellness end market in China; impacts from foreign currency exchange rates were minimal

In 2022, we executed an organizational restructure to adjust our labor base in line with current demand levels. We incurred $1.2 million of restructuring costs for severance and termination benefits; $0.6 million of the costs are included in cost of goods sold and $0.6 million are reflected in SEA expenses.

The segment experienced a $17.0 million, 14.2%, decrease in gross profit over the prior year, primarily due to lower sales volume and material cost increases. Further, unfavorable impacts from changes in foreign currency exchange rates compared to the prior year totaled $0.9 million. Gross margin for 2022 decreased 3.2 percentage points from the higher material costs as the margin was not fully recovered by pricing efforts. Material costs as a percentage of sales, excluding pricing changes and acquisition-related sales, increased in 2022 by 4.7 percentage points compared to 2021.

SEA expenses increased $2.2 million, 4.6%, in 2022 compared with the prior year primarily from our 2021 acquisition, higher costs for salaries of $1.5 million and travel and marketing of $0.7 million offset by lower benefit costs of $1.1 million, mainly from performance-based incentive compensation accruals, and lower R&D costs of $0.5 million. SEA as a percent of sales increased 1.4 percentage points to 15.1% in 2022 from 13.7% in 2021, further impacted by reduced leverage of our fixed costs on the lower sales.

Corporate and Other

Certain costs are excluded from business segment results as they are not used in evaluating the results of, or allocating resources to, our operating segments. For the year ended December 31, 2022, these costs totaled $37.9 million for (i) transition costs for one of our executive officers of $0.3 million, (ii) amortization of acquisition-related intangible assets of $28.1 million and (iii) $9.5 million related to other acquisition and integration activities.

For the year ended January 1, 2022, these costs totaled $42.2 million primarily for acquisition-related items such as (i) transaction costs of $4.0 million, (ii) charges related to inventory step-up to fair value of $0.6 million, (iii) amortization of acquisition-related intangible assets of $32.8 million, (iv) $4.6 million related to other acquisition and integration activities and (v) other costs not deemed allocable to either business segment of $0.2 million.

Interest Expense, net

Net interest expense decreased $0.2 million during 2022 to $16.7 million compared with $16.9 million in 2021. The change is attributable to lower average debt levels during 2022, as repayments exceeded borrowings used to fund acquisitions, offset by higher interest rates when compared to 2021. Average net debt decreased by $17.4 million during 2022 to $409.5 million compared with $426.9 million in 2021.

Income Taxes

The provision for income taxes for the year ended December 31, 2022, was 19.2% of pretax income compared with 20.3% for the year ended January 1, 2022. The difference relates principally to a shift in the mix of the company's worldwide income and favorable provision to return state tax adjustments related to the 2021 filed tax returns. The effective rate typically fluctuates relative to the levels of income and different tax rates in effect from year to year among the countries in which we sell our products.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was enacted into law in response to the COVID-19 pandemic. The Company has evaluated the various income and payroll tax provisions and expects little or no impact to income tax expense. However, the Company is taking advantage of the various payment deferments allowed and employee retention credits afforded by the CARES Act and other similar state and/or foreign liquidity measures. The CARES Act allows employers to defer the deposit and payment of the employer's share of Social Security taxes. We deferred 50% of the $1.7 million in payroll taxes normally due between March 27, 2020 and December 31, 2020. We paid 50% of this amount during the fourth quarter of 2021 and the remaining balance was paid during the fourth quarter of 2022.

On August 16, 2022, the Inflation Reduction Act was enacted into law, and includes, among other things, a new 15% minimum tax and 1% excise tax on stock repurchases after December 31, 2022. While these tax law changes have no immediate effect and are not expected to have a material impact on our future financial results, we will continue to evaluate its impact as further information becomes available.

As of December 31, 2022, the Company had approximately $25.2 million of undistributed earnings of its non-U.S. subsidiaries for which it has not provided for non-U.S. withholding taxes and state taxes because such earnings are intended to be reinvested indefinitely in international operations.

2021 Results and Comparison of Years Ended January 1, 2022 and January 2, 2021

For the discussion and analysis of our 2021 results compared with our 2020 results, refer to our Annual Report on Form 10-K for the fiscal year ended January 1, 2022, filed with the SEC on March 1, 2022. The discussion is incorporated herein by reference.

Liquidity and Capital Resources

Historically, our primary source of capital has been cash generated from operations. We also use borrowings on our credit facilities to fund acquisitions. During 2022, net cash provided by operating activities totaled $109.9 million and as of December 31, 2022 we had $43.7 million of cash on hand and $138.8 million of available credit on our revolving credit facilities. We also have a $300.0 million accordion feature available on our credit facility, which is subject to certain pro forma compliance requirements and is intended to support potential future acquisitions.

Our principal uses of cash have been paying operating expenses, making capital expenditures, servicing debt, making acquisition-related payments and paying dividends to shareholders.

We believe that cash generated from operations and our borrowing availability under our credit facilities will be sufficient to satisfy our operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, we would have several options available to ensure liquidity in addition to increased borrowing. Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations, operating expense reductions could be made and the dividend to shareholders could be reduced or suspended.

Cash flows

The following table summarizes our cash flows for the periods (in millions):

| | For the year ended | | $ Change |
	December 31, 2022	January 1, 2022	$ Change
Net cash provided by operating activities	$ 109.9	$ 113.1	$ (3.2)
Net cash used in investing activities	(90.8)	(90.3)	(0.5)
Net cash used in financing activities	(6.9)	(22.6)	15.7
Effect of exchange rate changes on cash and cash equivalents	3.0	3.0	—
Net increase in cash and cash equivalents	$ 15.2	$ 3.2	$ 12.0

Cash on hand increased $15.2 million to $43.7 million at the end of 2022. Cash and cash equivalents were favorably impacted by changes in exchange rates by $3.0 million during the years ended December 31, 2022 and January 1, 2022. Cash balances on hand are a result of our cash management strategy, which focuses on maintaining sufficient cash to fund operations while reinvesting cash in the Company and also paying down borrowings on our credit facilities.

Operating activities

Net cash from operations totaled $109.9 million in 2022, a decrease of $3.2 million, 2.8%, compared with the prior year. Cash earnings (calculated as net income plus adjustments to reconcile net income to net cash provided by operating activities, excluding changes in net operating assets and liabilities) decreased by $12.4 million compared to the prior year. However, changes in net operating assets and liabilities increased cash by $9.2 million compared to 2021, primarily from favorable cash flows from AR and inventories only partially offset by reductions in AP and accrued expenses. Investments in inventory, net of acquisitions, reduced cash by $27.0 million and $52.5 million in 2022 and 2021, respectively. Inventory on hand as of December 31, 2022 increased by $26.0 million, 15.7%, compared to the 2021 year end. The increase is primarily from higher material costs and supply chain challenges such as (i) making earlier purchases of material to avoid shortages, (ii) inventory on hand that is waiting on delayed components to complete and (iii) delayed orders by customers after we have already started the production process. Days of inventory on hand increased to 111 days for the 2022 year, compared with 91 days during the 2021 year. Changes in accounts receivable, net of acquisitions, increased cash by $9.1 million in 2022 compared with a decrease in cash of $32.4 million in 2021, a result of lower sales in the last few months of the 2022 year compared to 2021. Days sales outstanding for the 2022 year decreased slightly to 52 days, from 57 days during 2021, impacted by the lower fourth quarter sales compared to the first three quarters of 2022 as our collection patterns remain consistent with the prior year.

Investing activities

Cash used in investing activities totaled $90.8 million in 2022, which was largely in line with the prior period of $90.3 million. The increase in acquisition-related payments accounted for $3.8 million of the fluctuation. Capital expenditures were $31.9 million during 2022, $5.1 million, 19.0%, higher than the prior year primarily from investments in machinery and equipment. These increases in cash used were partially offset by proceeds from dispositions of property, plant and equipment which was $7.0 million higher than 2021, driven by the sale of a building related to our restructuring projects. Capital expenditures for 2023 are forecasted to be approximately 3%-5% of sales, for investments in machinery and equipment for capacity expansion projects, improvements to manufacturing technology and maintaining/replacing existing machine capabilities.

Financing activities

Net cash used in financing activities totaled $6.9 million in 2022, compared with $22.6 million in 2021.

Borrowings, net of repayments, on our credit facilities in 2022 totaled $8.0 million as borrowings of approximately $65.0 million for the Daman acquisition were not offset fully by repayments during the year. In the 2021 year, repayments, net of borrowings, on our credit facilities totaled $9.8 million as acquisition related borrowings of $56.7 million were more than offset by repayments during the year.

Borrowings on our term loans and revolving credit facilities as of December 31, 2022 totaled $183.6 million and $262.9 million, respectively. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report for additional information regarding our credit facilities.

We have historically declared regular quarterly dividends to shareholders of $0.09 per share. We paid dividends totaling $11.7 million and $11.6 million for the years ended December 31, 2022 and January 1, 2022, respectively. The declaration and payment of future dividends is subject to the sole discretion of the board of directors, and any determination as to the payment of future dividends will depend upon our profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the board of directors.

Contractual obligations

Credit facilities

Information on our credit facilities, including future maturities, is presented in Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report. Our revolving credit facility with PNC Bank matures and is payable in full in October 2025; however, we may make earlier payments. Our term loan with PNC Bank is payable in quarterly installments of $3.8 million through 2023 and quarterly installments of $5.0 million thereafter through the maturity date of October 2025, at which time the remaining balance will be due in full.

Interest rates on our credit facilities range from 3.9% to 6.4% as of December 31, 2022. Future interest payments are estimated to total $71.6 million, with annual payments ranging from $26.3 million to $20.8 million payable through the last maturity date of October 2025. Future payments assume the current interest rate environment, current currency exchange rates, future required payments on term loans and revolver borrowings consistent with December 31, 2022 debt levels. Future payments do not include an estimate of impacts from our derivative instruments.

Contingent consideration payments

Our contingent consideration liabilities total $6.7 million as of December 31, 2022. The balance represents the fair value estimate of contractual contingent payments related to our acquisitions of Balboa and NEM and are payable at various times through the last quarter of 2024.

Supplier purchases

We regularly place purchase orders with our suppliers for inventory and capital expenditures to be used in the ordinary course of business. Open purchase orders as of December 31, 2022 total $131.2 million for purchases expected in 2023 and $15.2 million for purchases expected in 2024.

Building purchase commitment

In 2020, the Company entered into a lease to buy agreement for the purchase of a building. We have the option to purchase the building at any time during the lease period and are committed to buy at the end of the 6-year lease term. The full purchase price is €26.7 million; however, the actual purchase price will be reduced by 60% of the payments made during the lease term.

Leases

We regularly enter into operating lease agreements for the use of machinery, equipment, vehicles, buildings and office space. Future maturities of our operating lease liabilities are presented in Note 7 of the Notes to the Consolidated Financial Statements included in this Annual Report.

Critical Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in conformity with U.S. GAAP, which requires management to make certain estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Based on facts and circumstances inherent in developing estimates and assumptions, we believe it is unlikely that applying other such estimates and assumptions would have caused materially different amounts to have been reported. The following policies are considered by management to be the most critical in understanding the judgements, estimates and assumptions that are involved in the preparation of our Consolidated Financial Statements.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires recognition separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. Assigning fair market values to the assets acquired and liabilities assumed at the date of an acquisition requires knowledge of current market values, and the values of assets in use, and often requires the application of judgment regarding estimates and assumptions. While the ultimate responsibility resides with management, for certain acquisitions we retain the services of certified valuation specialists to assist with assigning estimated values to certain acquired assets and assumed liabilities, including intangible assets and tangible long-lived assets. Acquired intangible assets, excluding goodwill, are valued using various methodologies such as the discounted cash flow method, which is based on future cash flows specific to the type of intangible asset purchased and the relief from royalty method, which is based on the present value of savings resulting from the right to manufacture or sell products that incorporate the intangible asset without having to pay a license for its use. These methodologies incorporate various estimates and assumptions, the most significant being estimated royalty rates, projected revenue growth rates, profit margins and forecasted cash flows based on the discount rate.

Goodwill

Goodwill represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate a reduction in the fair value below the carrying value. The carrying value of assets is calculated at the reporting unit level. An impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value.

The assessment of fair value for impairment purposes requires significant judgment by management. We generally use a combination of market and income approach methodologies to estimate the fair value of our reporting units. The income approach is generally based on a discounted cash flow analysis, which estimates the present value of the projected free cash flows to be generated by the reporting unit. Assumptions used in the analysis include estimated future revenues and expenses, weighted average cost of capital, capital expenditures and other variables. Assumptions made for future cash flows are developed based on consideration of current and future economic conditions, recent sales trends, planned timing of product launches or other relevant variables. The market approach estimates the value of reporting units by comparing to guideline public companies or guideline transactions. Various valuation multiples of companies that are economically and operationally similar are used as data points for selecting multiples for the reporting units. Changes in assumptions or estimates could materially affect the estimated fair value of our reporting units and the potential for impairment.

Income Taxes

Our income tax policy provides for a balance sheet approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, amortization, accrued expenses and reserves.

Our annual tax rate fluctuates based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective government taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available. Indefinite reinvestment is determined by management's judgment about, and intentions concerning, our future operations.

We recognize and measure uncertain tax positions in accordance with ASC 740. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We file annual income tax returns in multiple taxing jurisdictions around the world. Many years may pass before an uncertain tax position is audited by the relevant tax authorities and finally resolved. While it is often difficult to predict the outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes are adequate such that we reflect the benefits more likely than not to be sustained in an examination. We adjust these reserves, as well as the related interest and penalties, where appropriate in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

See Note 12 of the Notes to the Consolidated Financial Statements included in this Annual Report for income tax amounts, including reserves.

Off Balance Sheet Arrangements

We do not engage in any off balance sheet financing arrangements. In particular, we do not have any material interest in variable interest entities, which include special purpose entities and structured finance entities.

Inflation

As more fully described above, we are experiencing supply shortages and increasing material and logistics costs. Continued increases in the global demand for the materials used in our products could result in significant increases in the costs of the components we purchase, and we may not be able to fully offset such higher costs through price increases. There is no assurance that our business will not be materially affected by inflation in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates. To reduce such risks, we selectively use financial instruments and other proactive management techniques. All hedging transactions strictly prohibit the use of financial instruments for trading or speculative purposes. A discussion of our accounting policies for derivative financial instruments is included within Notes 2 and 9, of the Notes to the Consolidated Financial Statements included in this Annual Report.

Interest Rate Risk

Our exposure to interest rate risk results from variable debt outstanding under our term loan and revolving credit facility with PNC Bank. We pay interest on outstanding borrowings at interest rates that fluctuate based upon changes in various base rates. As of December 31, 2022, we had $261.3 million in borrowings outstanding under the revolving credit facility, $175.0 million in borrowings outstanding under the term loan and an aggregate notional amount of $245.0 million on our interest rate swap contracts. Based on our level of variable rate debt outstanding during the year ended December 31, 2022, a one percentage point increase in the reference average interest rate, which generally equaled 3.5%, would have resulted in an approximate $1.7 million increase in financing costs for the year ended December 31, 2022. As of January 1, 2022, we had $242.3 million in borrowings outstanding under the revolving credit facility, $190.0 million in borrowings outstanding under the term loan and an aggregate notional amount of $270.0 million on our interest rate swap contracts. Based on our level of variable rate debt outstanding during the year ended January 1, 2022, a one percentage point increase in the reference average interest rate, which generally equaled 3.2%, would have resulted in an approximate $2.5 million increase in financing costs for the year ended January 1, 2022. This sensitivity analysis incorporates the effects of our interest rate swap contracts.

Foreign Currency Risk

Our exposure to foreign currency exchange fluctuations relate primarily to our locations in Italy, Australia, Germany, South Korea, the United Kingdom, China and India. Our operations in these countries are exposed to fluctuations in foreign currency rates primarily from payments received from customers, payments made to suppliers and loans denominated in foreign currencies. During the year ended December 31, 2022, we economically hedged certain foreign currency risks by entering into forward foreign exchange contracts. These contracts were not designated as hedging instruments for accounting purposes. A discussion of our accounting policies for derivative financial instruments is included within Notes 2 and 9, of the Notes to the Consolidated Financial Statements included in this Annual Report.

The strengthening of the U.S. dollar can have an unfavorable impact on our results of operations and financial position as foreign denominated operating results are translated into U.S. dollars. The result of a 10% decrease in the 2022 average exchange rates of the currencies in which our transactions are denominated would have resulted in a decrease in annual sales and net income of $32.6 million and $8.1 million, respectively, for the year ended December 31, 2022. The result of a 10% decrease in the 2021 average exchange rates of the currencies in which our transactions are denominated would have resulted in a decrease in annual sales and net income of $30.9 million and $6.9 million, respectively, for the year ended January 1, 2022. This sensitivity analysis assumes that each exchange rate changed in the same direction relative to the U.S. dollar and incorporates the effects of our forward contracts. This analysis excludes the potential effects that changes in foreign currency exchange rates may have on actual sales or price levels. Similarly, a 10% decline in foreign currency exchange rates relative to the U.S. dollar on our December 31, 2022 and January 1, 2022 financial position would have resulted in a $54.4 million and $53.8 million reduction to equity (accumulated other comprehensive loss), respectively, as a result of non-U.S. dollar denominated assets and liabilities being translated into U.S. dollars, our reporting currency.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to financial statements:

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Helios Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Helios Technologies, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the years ended December 31, 2022, January 1, 2022 and January 2, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the years ended December 31, 2022, January 1, 2022 and January 2, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 28, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2016.

Tampa, Florida
February 28, 2023

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Helios Technologies, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Helios Technologies, Inc. (a Florida corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 28, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Tampa, Florida
February 28, 2023

Helios Technologies, Inc.
Consolidated Balance Sheets
(in millions, except per share data)

	December 31, 2022		January 1, 2022
Assets			
Current assets:			
Cash and cash equivalents	$	43.7	$ 28.5
Accounts receivable, net of allowance for credit losses of $1.5 and $1.2		125.1	134.6
Inventories, net		191.6	165.6
Income taxes receivable		10.2	2.8
Other current assets		17.9	20.1
Total current assets		388.5	351.6
Property, plant and equipment, net		175.7	174.2
Deferred income taxes		1.6	2.9
Goodwill		468.5	459.9
Other intangible assets, net		405.6	412.8
Other assets		23.8	13.9
Total assets	$	1,463.7	$ 1,415.3
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable	$	73.7	$ 85.3
Accrued compensation and benefits		21.1	28.6
Other accrued expenses and current liabilities		32.0	28.4
Current portion of long-term non-revolving debt, net		19.0	18.1
Dividends payable		2.9	2.9
Income taxes payable		3.6	6.3
Total current liabilities		152.3	169.6
Revolving line of credit		261.3	242.3
Long-term non-revolving debt, net		164.2	183.9
Deferred income taxes		61.0	71.8
Other noncurrent liabilities		30.0	38.7
Total liabilities		668.8	706.3
Commitments and contingencies		—	—
Shareholders' equity:			
Preferred stock, par value $0.001, 2.0 shares authorized, no shares issued or outstanding		—	—
Common stock, par value $0.001, 100.0 shares authorized, 32.6 and 32.4 shares issued and outstanding		—	—
Capital in excess of par value		404.3	394.6
Retained earnings		450.0	363.3
Accumulated other comprehensive loss		(59.4)	(49.0)
Total shareholders' equity		794.9	709.0
Total liabilities and shareholders' equity	$	1,463.7	$ 1,415.3

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Operations
(in millions, except per share data)

	For the year ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net sales	$ 885.4	$ 869.2	$ 523.0
Cost of sales	586.9	556.4	326.8
Gross profit	**298.5**	**312.8**	**196.2**
Selling, engineering and administrative expenses	133.1	130.7	106.8
Amortization of intangible assets	28.1	32.8	22.1
Goodwill impairment	—	—	31.9
Operating income	**137.3**	**149.3**	**35.4**
Interest expense, net	16.7	16.9	13.3
Foreign currency transaction (gain) loss, net	(0.9)	1.0	(1.6)
Other non-operating (income) expense, net	(0.3)	0.2	(0.3)
Income before income taxes	**121.8**	**131.2**	**24.0**
Income tax provision	23.4	26.6	9.8
Net income	$ 98.4	$ 104.6	$ 14.2
Net income per share:			
Basic	$ 3.03	$ 3.24	$ 0.44
Diluted	$ 3.02	$ 3.22	$ 0.44
Weighted average shares outstanding:			
Basic	32.5	32.3	32.1
Diluted	32.6	32.5	32.2
Dividends declared per share	$ 0.36	$ 0.36	$ 0.36

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Comprehensive Income
(in millions)

	For the year ended		
	December 31, 2022	**January 1, 2022**	**January 2, 2021**
Net income	$ 98.4	$ 104.6	$ 14.2
Other comprehensive (loss) income			
Foreign currency translation adjustments, net of tax	(20.3)	(19.2)	21.6
Unrealized gain (loss) on interest rate swaps, net of tax	9.9	4.5	(0.6)
Total other comprehensive (loss) income	(10.4)	(14.7)	21.0
Comprehensive income	$ 88.0	$ 89.9	$ 35.2

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Shareholders' Equity
(in millions)

	Preferred shares	Preferred stock	Common shares	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Total
Balance at December 28, 2019	—	$ —	32.0	$ —	$ 365.3	$ 267.7	$ (55.4)	$ 577.6
Shares issued, ESPP					1.3			1.3
Stock-based compensation					5.8			5.8
Cancellation of shares for payment of employee tax withholding					(0.7)			(0.7)
Dividends declared						(11.6)		(11.6)
Net income						14.2		14.2
Other comprehensive income							21.0	21.0
Balance at January 2, 2021	—	$ —	32.1	$ —	$ 371.8	$ 270.3	$ (34.3)	$ 607.8
Shares issued, ESPP					1.8			1.8
Shares issued, acquisitions			0.2		14.2			14.2
Stock-based compensation					8.9			8.9
Cancellation of shares for payment of employee tax withholding					(1.4)			(1.4)
Shares repurchased					(0.6)			(0.6)
Dividends declared						(11.6)		(11.6)
Net income						104.6		104.6
Other comprehensive loss							(14.7)	(14.7)
Balance at January 1, 2022	—	$ —	32.4	$ —	$ 394.6	$ 363.3	$ (49.0)	$ 709.0
Shares issued, restricted stock			0.2		0.1			0.1
Shares issued, ESPP					2.0			2.0
Shares issued, acquisitions					1.6			1.6
Stock-based compensation					8.6			8.6
Cancellation of shares for payment of employee tax withholding					(2.6)			(2.6)
Dividends declared						(11.7)		(11.7)
Net income						98.4		98.4
Other comprehensive loss							(10.4)	(10.4)
Balance at December 31, 2022	—	$ —	32.6	$ —	$ 404.3	$ 450.0	$ (59.4)	$ 794.9

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Helios Technologies, Inc.
Consolidated Statements of Cash Flows
(in millions)

	For the year ended		
	December 31, 2022	**January 1, 2022**	**January 2, 2021**
Cash flows from operating activities:			
Net income	$ 98.4	$ 104.6	$ 14.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	51.6	54.4	39.7
Goodwill impairment	—	—	31.9
Stock-based compensation expense	8.6	8.9	5.8
Amortization of debt issuance costs	0.5	0.5	1.1
Benefit for deferred income taxes	(4.5)	(1.4)	(3.6)
Amortization of acquisition-related inventory step-up	—	0.6	1.9
Forward contract (gains) losses, net	(4.0)	(4.7)	5.5
Other, net	—	0.1	1.0
(Increase) decrease in, net of acquisitions:			
Accounts receivable	9.1	(32.4)	0.7
Inventories	(27.0)	(52.5)	0.6
Income taxes receivable	(5.0)	(0.7)	1.7
Other current assets	1.6	0.7	(1.9)
Other assets	8.0	5.1	4.0
Increase (decrease) in, net of acquisitions:			
Accounts payable	(11.5)	23.8	10.6
Accrued expenses and other liabilities	(6.2)	8.1	3.8
Income taxes payable	(2.3)	5.7	(5.1)
Other noncurrent liabilities	(7.4)	(7.7)	(3.3)
Net cash provided by operating activities	**109.9**	**113.1**	**108.6**
Cash flows from investing activities:			
Business acquisitions, net of cash acquired	(67.3)	(61.1)	(217.0)
Capital expenditures	(31.9)	(26.8)	(14.6)
Proceeds from dispositions of property, plant and equipment	7.2	0.2	0.1
Cash settlement of forward contracts	4.3	2.4	(3.5)
Software development costs	(3.1)	(2.6)	(0.9)
Amounts paid for net assets acquired	—	(2.4)	—
Net cash used in investing activities	**(90.8)**	**(90.3)**	**(235.9)**
Cash flows from financing activities:			
Borrowings on revolving credit facilities	118.7	81.2	117.6
Repayment of borrowings on revolving credit facilities	(92.7)	(86.8)	(79.6)
Borrowings on long-term non-revolving debt	—	12.0	119.7
Repayment of borrowings on long-term non-revolving debt	(18.0)	(16.2)	(6.0)
Proceeds from stock issued	2.1	1.8	1.3
Dividends to shareholders	(11.7)	(11.6)	(11.6)
Debt issuance costs	—	—	(1.7)
Payment of employee tax withholding on equity award vestings	(2.6)	(1.4)	(0.7)
Other financing activities	(2.7)	(1.6)	(1.3)
Net cash (used in) provided by financing activities	**(6.9)**	**(22.6)**	**137.7**
Effect of exchange rate changes on cash and cash equivalents	3.0	3.0	(7.3)
Net increase in cash and cash equivalents	**15.2**	**3.2**	**3.1**
Cash and cash equivalents, beginning of period	28.5	25.3	22.2
Cash and cash equivalents, end of period	**$ 43.7**	**$ 28.5**	**$ 25.3**

		For the year ended		
	December 31, 2022		**January 1, 2022**		**January 2, 2021**
Supplemental disclosure of cash flow information:					
Cash paid:					
Income taxes	$	31.7	$	23.6	$	11.3
Interest	$	15.5	$	15.9	$	11.6
Supplemental disclosure of noncash transactions:					
Unrealized (gain) loss on interest rate swaps	$	(12.8)	$	(6.0)	$	1.9
Contingent consideration incurred in connection with acquisition	$	—	$	3.3	$	1.9
Indemnified tax liability incurred in connection with acquisition	$	—	$	—	$	3.6
Stock issued for acquisition	$	1.6	$	14.2	$	—
Foreign currency remeasurement impact on euro denominated debt	$	4.6	$	5.9	$	7.2
Measurement period adjustments to goodwill	$	—	$	0.8	$	—

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

HELIOS TECHNOLOGIES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Currencies in millions, except per share data)

1. COMPANY BACKGROUND

Helios Technologies, Inc. together with its wholly-owned subsidiaries, is a global leader in highly engineered motion control and electronic controls technology for diverse end markets, including construction, material handling, agriculture, energy, recreational vehicles, marine, health and wellness. Helios sells its products to customers in over 90 countries around the world. The Company's strategy for growth is to be the leading provider in niche markets, with premier products and solutions through innovative product development and acquisitions.

The Company operates in two business segments: Hydraulics and Electronics. There are three key technologies within the Hydraulics segment: cartridge valve technology (CVT), quick-release hydraulic coupling solutions (QRC) and hydraulic system solutions (Systems), which often incorporate manifold solutions with CVT and QRC technologies. CVT products provide functions important to a hydraulic system: to control rates and direction of fluid flow and to regulate and control pressures. QRC products allow users to connect and disconnect quickly from any hydraulic circuit without leakage and ensure high-performance under high temperature and pressure using one or multiple couplers. Systems provide engineered solutions for machine users, manufacturers or designers to fulfill complete system design requirements including electro-hydraulic, remote control, electronic control and programmable logic controller systems, as well as automation of existing equipment. The Electronics segment provides complete, fully-tailored display and control solutions for engines, engine-driven equipment, specialty vehicles, therapy baths and traditional and swim spas. This broad range of products is complemented by extensive application expertise and unparalleled depth of software, embedded programming, hardware and sustaining engineering teams.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of thirteen weeks, with a fourteen-week quarter occurring periodically. The 2020 fiscal year contained 53 weeks and ended January 2, 2021. The 2022 and 2021 fiscal years contained 52 weeks and ended December 31, 2022 and January 1, 2022, respectively.

The Consolidated Financial Statements include the accounts and operations of Helios Technologies and its direct subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

The financial statements of foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates for operating results. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity. When a transaction is denominated in a currency other than the subsidiary's functional currency, the Company recognizes a transaction gain or loss in foreign currency transaction (gain) loss, net.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting, which requires recognition separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. While best estimates and assumptions are used to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, when applicable, the estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, adjustments that are based on new information obtained about facts and circumstances that existed as of the acquisition date are recorded to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the Consolidated Statements of Operations.

Fair Value Measurements

The Company applies fair value accounting guidelines for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 - Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company's own assumptions about inputs used in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value of the Company's cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate their carrying value, due to their short-term nature. Contingent consideration and newly acquired intangible assets are measured at fair value using level 3 inputs. The Company utilizes risk-adjusted probability analysis to estimate the fair value of contingent consideration arrangements. Forward foreign exchange contracts are measured at fair value based on quoted foreign exchange forward rates at the reporting dates. The fair value of interest rate swap contracts is based on the expected cash flows over the life of the trade. Expected cash flows are determined by evaluating transactions with a pricing model using a specific market environment. The values are estimated using the closing and mid-market market rate/price environment as of the end of the period. See Note 4 for detail on the level of inputs used in determining the fair value of assets and liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.

Accounts Receivable, net

Accounts receivable are stated at amounts owed by customers, net of an allowance for estimated credit losses. The allowance for estimated credit losses is based on management's assessment of amounts which may become uncollectible in the future and is estimated from a review of historical experience and specific identification of those accounts that are significantly in arrears. Account balances are charged against the allowance when it is probable the receivable will not be recovered. See the Consolidated Balance Sheets for the allowance amounts.

Inventories, net

Inventories are valued at the lower of cost and net realizable value, on a first-in, first-out basis. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the appropriate inventory value of those products and component parts deemed to be obsolete or slow moving. See Note 5 for inventory reserve amounts.

Property, Plant and Equipment, net

Property, plant and equipment is stated at cost less accumulated depreciation. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method generally over the following useful lives:

	Years
Machinery and equipment	3 - 12
Office furniture and equipment	2 - 10
Buildings	30 - 40
Building and land improvements	5 - 20
Leasehold improvements	2 - 10

Gains or losses on the retirement, sale, or disposal of property, plant and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Leases

The Company determines whether an arrangement is a lease at its inception. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and are presented in Property, plant and equipment in the Consolidated Balance Sheets. Operating lease liabilities represent the Company's obligation to make lease payments arising from the leases and are presented in Other accrued expenses and current liabilities and Other noncurrent liabilities in the Consolidated Balance Sheets. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company utilizes an estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company considers its existing credit facilities when calculating the incremental borrowing rate.

Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise the option. Leases with an initial term of 12 months or less are not recorded on the balance sheet. See Note 7 for additional disclosures related to leases.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate a reduction in the fair value below the carrying value. As part of the impairment test, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after this optional qualitative assessment, the Company determines that impairment is more likely than not, then the Company performs the quantitative impairment test. The carrying value of assets is calculated at the reporting unit level. An impairment loss is recorded to the extent that the carrying value of the reporting unit exceeds its fair value, with the impairment loss limited to the amount of goodwill allocated to the reporting unit.

The Company completed its annual goodwill impairment testing for 2022 and determined that the carrying amount of goodwill was not impaired.

Other intangible assets with definite lives consist primarily of technology, customer relationships, trade names and brands and a favorable supply agreement, and are carried at cost less accumulated amortization and amortized over their respective estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2022, there were no impairments recorded based on our analysis.

Revenue Recognition

Revenue recognition is evaluated through the following five steps: 1) identification of the contracts with customers; 2) identification of the performance obligations in the contracts; 3) determination of the transaction price; 4) allocation of the transaction price to the performance obligations in the contract; and 5) recognition of revenue as or when performance obligations are satisfied.

The Company disaggregates revenue by reporting segment as well as by geographic destination of the sale. See disaggregated revenue balances in Note 16, Segment Reporting. These categories depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenue from Product Sales

The significant majority of the Company's contracts with its customers are for standard product sales under standard ship and bill arrangements. The contracts are generally accounted for as having a single performance obligation for the manufacture of product, which is considered the only distinct promise in the contract, and are short term in nature, typically completed within one quarter and not exceeding one year in duration. The transaction price is agreed upon in the contract. Revenue is recognized upon satisfaction of the performance obligation, which is typically at a point in time when control is transferred to the customer. Typically, control is transferred upon shipment to the customer but can also occur upon delivery to the customer, depending on contract terms. Revenue recognition can also occur over time for these contracts when the following criteria are met: the Company has no alternative use for the product; and the Company has an enforceable right to payment (including a reasonable margin) for performance completed to date.

Revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods. Consideration for product sales is primarily fixed in nature. The Company's estimates for sales discounts, rebates and product returns reduce revenue recognized at the time of the sale.

Contract Assets & Liabilities

Contract assets are recognized when the Company has a conditional right to consideration for performance completed on contracts. Contract asset balances totaled $3.8 and $2.2 at December 31, 2022 and January 1, 2022, respectively and are presented in Other current assets in the Consolidated Balance Sheets. Accounts receivable balances represent unconditional rights to consideration from customers and are presented separate from contract assets in the Consolidated Balance Sheets.

Contract liabilities are recognized when payment is received from customers prior to satisfying the underlying performance obligation. Contract liabilities totaled $3.3 and $4.4 at December 31, 2022 and January 1, 2022, respectively, and are presented in Other accrued expenses and current liabilities in the Consolidated Balance Sheets.

<u>*Other Revenue Recognition Considerations*</u>

Contracts do not have significant financing components and payment terms do not exceed one year from the date of the sale. The Company does not incur significant credit losses from contracts with customers.

The Company applies the practical expedient as permitted by the Financial Accounting Standards Board, which allows the omission of certain disclosures related to remaining performance obligations, as contract duration does not exceed one year.

The Company's warranties provide assurance that products will function as intended. Estimated costs of product warranties are recognized at the time of the sale. The estimates are based upon current and historical warranty trends and other related information known to the Company.

The Company treats shipping and handling activities that occur after control of the product transfers as fulfillment activities, and therefore, does not account for shipping and handling costs as a separate performance obligation. Shipping and handling costs billed to customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Derivative Instruments and Hedging Activities

All derivative instruments are recorded gross on the Consolidated Balance Sheets at their respective fair values. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is initially reported as a component of AOCI and is subsequently reclassified into the line item within the Consolidated Statements of Operations in which the hedged items are recorded in the same period in which the hedged item affects earnings.

The Company enters into foreign exchange currency contracts that are not designated as hedging instruments for accounting purposes. Changes in the fair value of foreign exchange currency contracts not designated as hedging instruments are recognized in earnings. Derivative financial instruments are utilized as risk management tools and are not used for trading or speculative purposes.

The Company utilizes foreign currency denominated debt to hedge currency exposure in foreign operations. The Company designates certain foreign currency denominated debt as hedges of net investments in foreign operations, which reduces the Company's exposure to changes in currency exchange rates on investments in non-U.S. subsidiaries. Gains and losses on net investments in non-U.S. operations are economically offset by losses and gains on foreign currency borrowings. The change in the U.S. dollar value of foreign currency denominated debt is recorded in Foreign currency translation adjustments, a component of AOCI.

Research and Development

The Company conducts R&D to create new products and to make improvements to products currently in use. R&D costs are charged to expense as incurred and totaled $17.4, $16.8 and $15.6 for the 2022, 2021 and 2020 fiscal years, respectively.

Stock-Based Compensation

All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. For performance-based share awards, the Company recognizes expense when it is determined the performance criteria are probable of being met. The probability of vesting is reassessed at each reporting date and compensation cost is adjusted using a cumulative catch up adjustment. Forfeitures are recognized in compensation cost when they occur. Benefits or deficiencies of tax deductions in excess of recognized compensation costs are reported within operating cash flows.

Income Taxes

The Company's income tax policy provides for a balance sheet approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes potential interest and penalties related to its unrecognized tax benefits in income tax expense.

The Company accounts for Global Intangible Low-Taxed Income as a current-period expense when incurred.

The deferral method of accounting is used for investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction of the related asset.

Capitalized Software Development Costs

The Company sells certain products that contain embedded software that is integral to the functionality of the products. Internal and external costs incurred for developing this software are charged to expense until technological feasibility has been established, at which point the development costs are capitalized. Capitalized software development costs primarily include payroll, benefits and other headcount related expenses. Once the products are available for general release to customers, no additional costs are capitalized.

Earnings Per Share

The following table presents the computation of basic and diluted earnings per common share (in millions except per share data):

	December 31, 2022		January 1, 2022		January 2, 2021	
Net income	$	98.4	$	104.6	$	14.2
Weighted average shares outstanding - Basic		32.5		32.3		32.1
Net effect of dilutive securities - Stock based compensation		0.1		0.2		0.1
Weighted average shares outstanding - Diluted		32.6		32.5		32.2
Net income per share:						
Basic	$	**3.03**	$	**3.24**	$	**0.44**
Diluted	$	**3.02**	$	**3.22**	$	**0.44**

3. BUSINESS ACQUISITIONS

2022 Acquisition of Daman

On September 16, 2022, the Company completed the acquisition of Daman Products Company, Inc. ("Daman"), an Indiana corporation. The acquisition was completed pursuant to a Membership Interest Purchase Agreement among the Company and the owners of Daman.

Daman is a leading designer and manufacturer of standard and custom precision hydraulic manifolds and other fluid conveyance products for its customer base, predominantly in North America. The acquisition of Daman expands the Company's technologies and markets and provides an opportunity to produce integrated package offerings with multiple Helios brands. The results of Daman's operations are reported in the Company's Hydraulics segment and have been included in the Consolidated Financial Statements since the date of acquisition.

Cash consideration paid, net of cash acquired, totaled $64.4. The consideration was funded with borrowings on the Company's credit facility.

The Company recorded $24.7 of goodwill and $29.7 of other identifiable intangible assets in connection with the acquisition. The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The fair value of identified intangibles assets acquired was based on estimates and assumptions made by management at the time of acquisition. The purchase price allocation is preliminary, pending finalization of the real estate purchase and tax related adjustments, and may be revised during the remainder of the measurement period (which will not exceed 12 months from the acquisition date). Any such revisions or changes to the fair values of the assets acquired and liabilities assumed could be material.

Certain disclosures have not been presented as the effect of the acquisition was not material to the Company's financial results.

2021 Acquisition of NEM

On July 9, 2021, the Company completed the acquisition of HE-DI S.r.l., an Italian limited liability company and the owner of 100% of the share capital of NEM S.r.l., an Italian limited liability company. The acquisition was completed pursuant to a Sale and Purchase Agreement ("SPA") among the Company and the shareholders of NEM.

NEM is an innovative hydraulic solutions company providing customized material handling, construction, industrial vehicle and agricultural applications to its global customer base, predominantly in Europe and Asia. The acquisition of NEM expands the Company's global reach, particularly in electro-hydraulics, by growing OEM business throughout the world and provides additional CVT manufacturing capability in Europe. The results of NEM's operations are reported in the Company's Hydraulics segment and have been included in the Consolidated Financial Statements since the date of acquisition.

Consideration paid, net of cash acquired, totaled $56.5 and included 134,621 shares of the Company's common stock and cash of $46.0. In accordance with the terms of the SPA, the sellers are eligible for an additional cash earnout potential of €5.4, or $6.4, based on defined revenue and EBITDA targets. The acquisition date fair value of the earnout was estimated at $3.3. The cash consideration was funded with borrowings on the Company's credit facility.

The Company recorded $31.6 in goodwill and $28.2 in other identifiable intangible assets in connection with the acquisition. The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The fair value of identified intangibles assets acquired was based on estimates and assumptions made by management at the time of acquisition.

Certain disclosures have not been presented as the effect of the acquisition was not material to the Company's financial results.

2020 Acquisition of Balboa Water Group

On November 6, 2020, the Company completed the acquisition of Balboa Water Group, LLC, an innovative market leader of electronic controls for the health and wellness industry with proprietary and patented technology that enables end-to-end electronic control systems for therapy bath and spas. Pursuant to the Agreement and Plan of Merger (the "Purchase Agreement"), the Company acquired all of the outstanding equity interests of BWG Holdings I Corp., the owner of 100% of the share capital of Balboa. The acquisition was financed with cash on hand and borrowings on the Company's credit facility.

The acquisition enables Helios to enter new and adjacent, high growth markets with a robust complementary product portfolio and diversifies Helios's end markets, customers and product offerings while enhancing scale, addressable market and innovation in electronic control systems. The results of Balboa's operations are reported in the Company's Electronics segment and have been included in the Consolidated Financial Statements since the acquisition date.

The Purchase Agreement allows for future payments to the sellers for certain tax benefits realized, related to the pre-acquisition period, through tax periods ending on or before December 31, 2023. The estimated fair value of the contingent liability was determined to be $2.5, as of the acquisition date.

The fair value of total purchase consideration consisted of the following:

Cash	$	224.2
Receivable from sellers		(0.6)
Acquisition date fair value of contingent consideration		2.5
Total purchase consideration		226.1
Less: cash acquired		(6.0)
Total purchase consideration, net of cash acquired	$	220.1

The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The fair value of identifiable intangible assets acquired was based on estimates and assumptions made by management at the time of the acquisition.

The allocation of the total purchase price, net of cash acquired, is as follows:

Accounts receivable	$	28.3
Inventories		24.8
Property, plant and equipment		12.5
Goodwill		76.5
Intangible assets		128.0
Other assets		12.2
Total assets acquired		282.3
Accounts payable		17.8
Other accrued expenses and current liabilities		10.2
Deferred income taxes		23.6
Other noncurrent liabilities		10.6
Total liabilities assumed		62.2
Fair value of net assets acquired	$	220.1

Goodwill is primarily attributable to Balboa's assembled workforce and anticipated synergies and economies of scale expected from the operations of the combined company. The synergies included certain cost savings, operating efficiencies, access to key end markets and strategic benefits to be achieved as a result of the acquisition. Goodwill of $6.3 is expected to be deductible for tax purposes.

Transaction costs of $6.6 incurred in connection with the acquisition are included in Selling, engineering and administrative expenses in the Consolidated Statement of Operations for the year ended January 2, 2021.

Net sales and loss before income taxes of Balboa included in the Consolidated Statement of Operations for the period from acquisition date through January 2, 2021 totaled $26.1 and $1.5, respectively. Included in Balboa's loss for the period are $1.9 of charges related to the purchase accounting effects of inventory step up to fair value and $4.0 of amortization of acquisition related intangible assets.

The fair value of identified intangible assets and their respective useful lives are as follows:

	Fair Value	Weighted-Average Amortization Periods (Yrs)
Trade name	$ 22.0	18
Technology	13.0	8
Customer relationships	85.0	25
Sales order backlog	8.0	0.5
Identified intangible assets	$ 128.0	21

Other Acquisitions

During the fiscal years ended December 31, 2022 and January 1, 2022, the Company completed three additional business acquisitions. The results of operations of the acquired businesses are included in the Company's Consolidated Financial Statements since the date of each acquisition. Certain disclosures have not been presented as the effects of the acquisitions, individually and in the aggregate, were not material to the Company's financial results.

In January 2021, the Company acquired all of the assets of BJN Technologies, LLC, an innovative engineering solutions provider, and formed the Helios Center of Engineering Excellence, LLC to centralize innovation and technology advancements to better leverage Helios' product portfolio and global talent.

In October 2021, the Company completed the acquisition of assets related to the electronic control systems business of Shenzhen Joyonway Electronics & Technology Co., Ltd and its related entities. Joyonway is a developer of control panels, software, systems and accessories for the health and wellness industry. The results of Joyonway's operations are reported in the Company's Electronics segment.

In July 2022, we completed the acquisition of the assets of Taimi R&D, Inc., a Canadian manufacturer of innovative hydraulic components that offer ball-less design swivel products, which improve hydraulic reliability of equipment, increase the service life of components and help protect the environment by reduced leakage. The results of Taimi's operations are reported in the Company's Hydraulics segment.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables provide information regarding the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2022 and January 1, 2022.

	December 31, 2022			
	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Interest rate swap contracts	$ 11.1	$ —	$ 11.1	$ —
Forward foreign exchange contracts	1.0	—	1.0	—
Total	$ 12.1	$ —	$ 12.1	$ —
Liabilities				
Forward foreign exchange contracts	$ 0.3	$ —	$ 0.3	$ —
Contingent consideration	6.7	—	—	6.7
Total	$ 7.0	$ —	$ 0.3	$ 6.7

	January 1, 2022			
	Total	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Interest rate swap contract	$ 1.5	$ —	$ 1.5	$ —
Forward foreign exchange contracts	1.1	—	1.1	—
Total	$ 2.6	$ —	$ 2.6	$ —
Liabilities				
Interest rate swap contract	$ 3.2	$ —	$ 3.2	$ —
Forward foreign exchange contracts	0.1	—	0.1	—
Contingent consideration	6.4	—	—	6.4
Total	$ 9.7	$ —	$ 3.3	$ 6.4

A summary of changes in the estimated fair value of contingent consideration at December 31, 2022 and January 1, 2022 is as follows:

Balance at January 2, 2021	$	1.9
Change in estimated fair value		0.6
Contingent consideration incurred in connection with NEM acquisition		3.3
Measurement period adjustment to acquisition date fair value		0.6
Payment on liability		(0.3)
Accretion in value		0.4
Currency remeasurement		(0.1)
Balance at January 1, 2022	$	6.4
Change in estimated fair value		1.3
Payment on liability		(1.1)
Accretion in value		0.5
Currency remeasurement		(0.4)
Balance at December 31, 2022	$	6.7

5. INVENTORIES, NET

At December 31, 2022 and January 1, 2022, inventory consisted of the following:

	December 31, 2022	January 1, 2022
Raw materials	$ 119.2	$ 90.5
Work in process	41.6	34.7
Finished goods	40.8	50.6
Provision for obsolete and slow moving inventory	(10.0)	(10.2)
Total	$ 191.6	$ 165.6

6. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, 2022 and January 1, 2022, property, plant and equipment, net consisted of the following:

	December 31, 2022	January 1, 2022
Machinery and equipment	$ 207.2	$ 184.3
Office furniture and equipment	25.2	26.0
Buildings	53.2	58.8
Building and land improvements	19.3	18.8
Leasehold improvements	4.3	4.0
Land	13.1	13.6
	$ 322.3	$ 305.5
Less: Accumulated depreciation	(185.1)	(174.8)
Construction in progress	19.3	20.7
	$ 156.5	$ 151.4
Operating lease ROU assets	19.2	22.8
Total	$ 175.7	$ 174.2

Depreciation expense for the years ended December 31, 2022, January 1, 2022 and January 2, 2021 totaled $22.9, $21.4 and $17.6, respectively.

7. OPERATING LEASES

The Company leases machinery, equipment, vehicles, buildings and office space throughout its locations that are classified as operating leases. Remaining terms on these leases range from less than one year to nine years. For the years ended December 31, 2022, January 1, 2022 and January 2, 2021, operating lease costs totaled $6.8, $6.0 and $4.1, respectively.

Supplemental balance sheet information related to operating leases is as follows:

	December 31, 2022	January 1, 2022
Right-of-use assets	$ 19.2	$ 22.8
Lease liabilities:		
Current lease liabilities	$ 5.8	$ 5.9
Non-current lease liabilities	14.5	17.9
Total lease liabilities	$ 20.3	$ 23.8

Weighted average remaining lease term (in years):	4.7
Weighted average discount rate:	4.5%

Supplemental cash flow information related to leases is as follows:

	For the Year Ended	
	December 31, 2022	January 1, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 6.9	$ 6.1
Non-cash impact of new leases and lease modifications	$ 3.3	$ 10.8

Maturities of lease liabilities are as follows:

2023	$	6.6
2024		4.4
2025		4.1
2026		3.4
2027		1.4
Thereafter		3.0
Total lease payments		22.9
Less: Imputed interest		(2.6)
Total lease obligations		20.3
Less: Current lease liabilities		(5.8)
Non-current lease liabilities	$	14.5

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

A summary of changes in goodwill by segment for the years ended December 31, 2022 and January 1, 2022 is as follows:

	Hydraulics		Electronics		Total	
Balance at January 2, 2021	$	261.1	$	182.4	$	443.5
Acquisition of NEM		31.6		—		31.6
Measurement period adjustment, Balboa Water Group acquisition		—		0.5		0.5
Acquisition of Joyonway		—		3.3		3.3
Currency translation		(19.0)		—		(19.0)
Balance at January 1, 2022	$	273.7	$	186.2	$	459.9
Acquisition of Daman		24.7		—		24.7
Acquisition of Taimi		0.3		—		0.3
Measurement period adjustment, Joyonway acquisition		—		0.1		0.1
Currency translation		(16.2)		(0.3)		(16.5)
Balance at December 31, 2022	$	282.5	$	186.0	$	468.5

Acquired Intangibles Assets

At December 31, 2022 and January 1, 2022, intangible assets consisted of the following:

	December 31, 2022			January 1, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangibles:						
Trade names and brands	$ 87.5	$ (18.5)	$ 69.0	$ 83.4	$ (15.2)	$ 68.2
Non-compete agreements	2.1	(0.7)	1.4	3.3	(1.1)	2.2
Technology	50.8	(21.3)	29.5	50.4	(16.7)	33.7
Supply agreement	21.0	(12.8)	8.2	21.0	(10.7)	10.3
Customer relationships	349.4	(56.1)	293.3	336.8	(43.5)	293.3
Sales order backlog	0.7	(0.4)	0.3	1.0	(1.0)	—
Workforce	6.1	(2.2)	3.9	6.1	(1.0)	5.1
	$ 517.6	$ (112.0)	$ 405.6	$ 502.0	$ (89.2)	$ 412.8

Amortization expense on acquired intangibles assets for the 2022, 2021 and 2020 fiscal years was approximately $28.1, $32.8 and $22.1, respectively. Future estimated amortization expense is presented below.

Year:		
2023	$	29.6
2024		28.6
2025		28.4
2026		26.6
2027		23.4
Thereafter		269.0
Total	$	405.6

9. DERIVATIVE INSTRUMENTS & HEDGING ACTIVITIES

The Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The Company enters into foreign currency forward contracts to reduce the effects of fluctuating foreign currency exchange rates. In addition, the Company enters into interest rate derivatives to manage the effects of interest rate movements on the Company's credit facilities.

For each derivative contract entered into where the Company looks to obtain hedge accounting treatment, the Company formally and contemporaneously documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the inception of the hedges and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective, or that it has ceased to be a highly effective hedge, the Company will discontinue hedge accounting with respect to that derivative prospectively.

The fair value of the Company's derivative financial instruments included in the Consolidated Balance Sheets is presented as follows:

	Asset Derivatives				Liability Derivatives			
	Balance Sheet Location	Fair Value [1] December 31, 2022		Fair Value [1] January 1, 2022	Balance Sheet Location	Fair Value [1] December 31, 2022		Fair Value [1] January 1, 2022
Derivatives designated as hedging instruments:								
Interest rate swap contracts	Other assets	$ 11.1	$	1.5	Other non-current liabilities	$ —	$	3.2
Derivatives not designated as hedging instruments:								
Forward foreign exchange contracts	Other current assets	1.0		0.9	Other current liabilities	—		0.1
Forward foreign exchange contracts	Other assets	—		0.2	Other non-current liabilities	0.3		—
Total derivatives		$ 12.1	$	2.6		$ 0.3	$	3.3

[1] See Note 4 for information regarding the inputs used in determining the fair value of derivative assets and liabilities.

Gains and losses related to the Company's derivative financial instruments for the 2022, 2021 and 2020 years are presented as follows:

	Amount of Gain or (Loss) Recognized in Other Comprehensive Income on Derivative (Effective Portion)			Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (Effective Portion)		
	December 31, 2022	January 1, 2022	January 2, 2021		December 31, 2022	January 1, 2022	January 2, 2021
Derivatives in cash flow hedging relationships:							
Interest rate swap contracts	$ 12.8	$ 6.0	$ (1.9)	Interest expense, net	$ (0.2)	$ (4.2)	$ (3.7)

Interest expense presented in the Consolidated Statements of Operations, in which the effects of cash flow hedges are recorded, totaled $16.7, $16.9 and $13.3 for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively.

	Amount of Gain or (Loss) Recognized in Earnings on Derivatives			Location of Gain or (Loss) Recognized in Earnings on Derivatives
	December 31, 2022	January 1, 2022	January 2, 2021	
Derivatives not designated as hedging instruments:				
Forward foreign exchange contracts	$ 4.0	$ 4.7	$ (5.5)	Foreign currency transaction gain / loss, net

Interest Rate Swap Contracts

Helios primarily utilizes variable-rate debt, which exposes the Company to variability in interest payments. The Company enters into various types of derivative instruments to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rates.

The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding and forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques to estimate the expected impact of changes in interest rates on the Company's future cash flows.

The Company has entered into interest rate swap transactions to hedge the variable interest rate payments on its credit facilities. In connection with the transactions, the Company pays interest based upon a fixed rate as agreed upon with the respective counterparties and receives variable rate interest payments based on the one-month LIBOR. The interest rate swaps have an aggregate notional amount of $245.0, with periodic decreases, have been designated as hedging instruments and are accounted for as cash flow hedges. The interest rate swaps are scheduled to expire in April 2023 and October 2025. The contracts are settled with the respective counterparties on a net basis at each settlement date. Assuming LIBOR rates consistent with year-end, the estimated gains included in AOCI at December 31, 2022, that are expected to be reclassified into earnings during the 2023 fiscal year total $5.0.

Forward Foreign Exchange Contracts

The Company has entered into forward contracts to economically hedge translational and transactional exposure associated with various business units whose local currency differs from the Company's reporting currency. The Company's forward contracts are not designated as hedging instruments for accounting purposes.

At December 31, 2022, the Company had six forward foreign exchange contracts with an aggregate notional value of €22.0, maturing at various dates through March 2024.

Net Investment Hedge

The Company utilizes foreign currency denominated debt to hedge currency exposure in foreign operations. The Company has designated €90.0 of borrowings on the revolving credit facility as a net investment hedge of a portion of the Company's European operations. The carrying value of the euro denominated debt totaled $96.3 as of December 31, 2022 and is included in the Revolving line of credit line item in the Consolidated Balance Sheets. The gain on the net investment hedge recorded in AOCI as part of the currency translation adjustment was $4.6, net of tax, for the year ended December 31, 2022.

10. CREDIT FACILITIES

Total non-revolving debt consists of the following:

	Maturity Date	December 31, 2022	January 1, 2022
Long-term non-revolving debt:			
Term loan with PNC Bank	Oct 2025	$ 175.0	$ 190.0
Term loans with Citibank	Various	8.6	12.4
Other long-term debt	Various	—	0.1
Total non-revolving debt		183.6	202.5
Less: current portion of long-term non-revolving debt		19.0	18.1
Less: unamortized debt issuance costs		0.4	0.5
Total long-term non-revolving debt, net		$ 164.2	$ 183.9

Information on the Company's revolving credit facilities is as follows:

		Balance		Available credit	
	Maturity Date	December 31, 2022	January 1, 2022	December 31, 2022	January 1, 2022
Revolving line of credit with PNC Bank	Oct 2025	$ 261.3	$ 242.3	$ 138.1	$ 157.5
Revolving line of credit with Citibank	May 2023	$ 1.6	$ 0.7	$ 0.7	$ 0.5

Future maturities of total debt are as follows:

Year:	
2023	$ 20.7
2024	24.5
2025	401.3
Total	$ 446.5

Term Loan and Line of Credit with PNC Bank

The Company has a credit agreement that includes a revolving line of credit and term loan credit facility with PNC Bank, National Association, as administrative agent, and the lenders party thereto. The revolving line of credit allows for borrowings up to an aggregate maximum principal amount of $400.0. Borrowings under the line of credit bear interest at defined rates plus an applicable margin based on the Company's leverage ratio.

The credit agreement requires the Company to comply with a number of restrictive covenants, including limitations on the Company's ability to incur indebtedness; create or maintain liens on its property or assets; make investments, loans and advances; repurchase shares of its common stock; engage in acquisitions, mergers, joint ventures, consolidation and asset sales; and pay dividends and distributions. The Company (together with its subsidiaries) is also required to comply with certain financial tests, including a minimum interest coverage ratio (as defined therein) of 3.0 to 1.0 and a maximum leverage ratio of 4.25 to 1.0. As of December 31, 2022, the Company was in compliance with all covenants related to the credit agreement.

The credit facility is guaranteed by the Company's U.S. domestic subsidiaries and requires any future U.S. domestic subsidiaries to join as guarantors. In addition, the credit facility is required to be secured by substantially all of the assets of the Company and its current and future U.S. domestic subsidiaries of the Company.

To hedge currency exposure in foreign operations, €90.0 of the borrowings on the line of credit are denominated in euros. The borrowings have been designated as a net investment hedge, see additional information in Note 9.

The effective interest rate on the credit agreement at December 31, 2022, was 5.8%. Interest expense recognized on the credit agreement during the years ended December 31, 2022, January 1, 2022 and January 2, 2021 was $15.9, $12.3 and $9.5, respectively.

Term Loan with Intesa Sanpaolo S.p.A.

The Company had an agreement with Intesa Sanpaolo S.p.A. that provided an unsecured term loan of €5.0. The loan matured in December 2021, at which time the remaining balance was paid in full.

Term Loans and Line of Credit with Citibank

The Company has an uncommitted fixed asset facility agreement (the "Fixed Asset Facility"), short-term revolving facility agreement (the "Working Capital Facility") and term loan facility agreement (the "Shanghai Branch Term Loan Facility") with Citibank (China) Co., Ltd. Shanghai Branch, as lender.

Under the Fixed Asset Facility, the Company borrowed on a secured basis RMB 2.6. The proceeds of the loan were used for purchases of equipment. Outstanding borrowings under the Fixed Asset Facility accrue interest at a rate equal to the National Interbank Funding Center 1-year loan prime rate plus 1.5%, to be repaid on a specified schedule with the final payment due in May 2023.

Under the Working Capital Facility, the Company may from time to time borrow amounts on an unsecured revolving facility of up to a total of RMB 16.0. Proceeds may only be used for expenditures related to production at the Company's facility located in Kunshan City, China. Outstanding borrowings under the Working Capital Facility accrue interest at a rate equal to the National Interbank Funding Center 1-year loan prime rate plus 0.5%. All outstanding balances will be due in May 2023.

Under the Shanghai Branch Term Loan Facility, the Company borrowed on a secured basis RMB 42.7. The proceeds were used to fund the acquisition of Joyonway. Outstanding borrowings under the Shanghai Branch Term Loan Facility accrue interest at a rate equal to the National Interbank Funding Center 1-year loan prime rate plus 1.5%, to be repaid on a specified schedule with the final payment due in October 2024.

The Company has a term loan facility agreement (the "Sydney Branch Term Loan Facility") with Citibank, N.A., Sydney Branch, as lender. Under the Sydney Branch Term Loan Facility, the Company borrowed on a secured basis AUD 7.5. The proceeds were used to repay other existing debt. Outstanding borrowings under the Sydney Branch Term Loan Facility accrue interest at a rate equal to the Australian Bank Bill Swap Reference Rate plus 2.0%, to be repaid throughout the term of the loan with a final payment due date of December 2024.

As of the date of this filing, the Company was in compliance with all debt covenants related to the Fixed Asset Facility, Working Capital Facility and Term Loan Facilities.

11. DIVIDENDS TO SHAREHOLDERS

The Company declared dividends of $11.7, $11.6 and $11.6 to shareholders in 2022, 2021 and 2020, respectively.

The Company declared the following regular quarterly dividends to shareholders during 2022, 2021 and 2020. The dividends were declared to shareholders of record on the 5th day following the respective quarter end and paid on the 20th day of each month following the date of declaration.

	2022	2021	2020
First quarter	$ 0.09	$ 0.09	$ 0.09
Second quarter	0.09	0.09	0.09
Third quarter	0.09	0.09	0.09
Fourth quarter	0.09	0.09	0.09

12. INCOME TAXES

For financial reporting purposes, income before income taxes includes the following components:

| | For the year ended | | |
	December 31, 2022	January 1, 2022	January 2, 2021
United States	$ 71.3	$ 87.1	$ 30.6
Foreign	50.5	44.1	(6.6)
Total	$ 121.8	$ 131.2	$ 24.0

The Company derives its pretax income based on the consolidated results of its legal entities. Products manufactured in the U.S. are sold worldwide and are the primary reason that pretax income in the U.S. is higher than foreign pretax income. The U.S. legal entities had third-party export sales of $146.5, $166.9 and $106.1 for the 2022, 2021 and 2020 years, respectively. Foreign pretax income is impacted by the level of foreign manufacturing, sales at varying market levels as well as direct sales to large OEM customers.

The components of the income tax provision (benefit) are as follows:

| | For the year ended | | |
	December 31, 2022	January 1, 2022	January 2, 2021
Current tax expense (benefit):			
United States	$ 12.3	$ 10.7	$ 3.3
State and local	0.4	3.1	1.2
Foreign	15.9	17.3	7.3
Total current	28.6	31.1	11.8
Deferred tax expense (benefit):			
United States	(0.4)	(1.1)	3.2
State and local	(2.6)	0.2	(0.3)
Foreign	(2.2)	(3.6)	(4.9)
Total deferred	(5.2)	(4.5)	(2.0)
Total income tax provision	$ 23.4	$ 26.6	$ 9.8

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

| | For the year ended | | |
	December 31, 2022	January 1, 2022	January 2, 2021
U.S. federal taxes at statutory rate	$ 25.6	$ 27.5	$ 5.1
Increase (decrease)			
Foreign withholding tax	—	0.1	0.3
Capitalized transaction costs	0.3	—	0.4
Foreign income taxed at different rate	1.7	3.6	1.4
FDII deduction	(2.8)	(3.2)	(1.3)
Changes in estimates related to prior years including foreign	0.2	(0.2)	(2.5)
Goodwill impairment	—	—	6.7
State and local taxes, net	(1.0)	2.7	0.6
Current year tax credits	(0.9)	(0.5)	(0.7)
Foreign deferred other true up	(1.0)	(1.6)	—
Change in reserve	0.2	(1.9)	(0.5)
Excess officer compensation	1.4	—	—
Other	(0.3)	0.1	0.3
Income tax provision	$ 23.4	$ 26.6	$ 9.8

The effective tax rate for the year ended December 31, 2022 was lower than the rate for 2021 primarily due to a decrease in the foreign income taxed at different rates and state and local tax benefits, when compared to the year ended January 1, 2022. For the year ended December 31, 2022, the state and local taxes include a benefit for provision to return related to prior years. As a result of recent acquisitions, the Company's state effective tax rate has decreased. The rate for all years benefited from tax deductions for foreign derived intangible income (FDII deduction).

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2022 and January 1, 2022, are presented below:

	December 31, 2022	January 1, 2022
Deferred tax assets:		
Foreign tax benefit of U.S. reserves	$ 1.9	$ 1.8
Net operating losses	6.2	5.2
Inventory	3.2	3.0
Intangible assets and goodwill	0.7	0.7
Accrued expenses and other	5.3	6.6
Other comprehensive income	5.6	3.4
Total deferred tax assets	22.9	20.7
Less: Valuation allowance	(1.7)	(0.4)
Net deferred tax assets	21.2	20.3
Deferred tax liabilities:		
Depreciation	(8.6)	(9.6)
Intangible assets and goodwill	(71.7)	(79.3)
Other deferred tax liabilities	(0.3)	(0.3)
Total deferred tax liabilities	(80.6)	(89.2)
Net deferred tax liabilities	$ (59.4)	$ (68.9)

As of December 31, 2022, the Company has federal net operating loss ("NOL") carryforwards of approximately $9.1, Oklahoma NOLs carryforwards of $5.4 and California NOL carryforwards of $36.8. The Oklahoma NOLs are expected to be fully utilized by 2023. The federal and California NOLs were generated by Balboa during pre-acquisition tax years 2011-2019 and are subject to a 20-year carryforward period. As a result of the acquisition, both the federal and the California NOLs are subject to various limitations under Internal Revenue Code ("IRC") Section 382. IRC Section 382 limits the use of NOLs to the extent there has been an ownership change of more than 50 percent. Additionally, California enacted legislation in June 2020 to suspend the usage of NOLs for tax years 2020 and 2021. The California NOL suspension for 2022 was lifted. Despite these limitations, the Company expects to fully utilize the federal and California NOLs by 2027 and thus has recorded a deferred tax asset of $4.9 for all NOLs after the valuation allowance. The Company has foreign NOL carryforwards of $7.2 that it does not believe will be utilized, and therefore, has not recognized a deferred tax asset for these NOLs.

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance for deferred tax assets as of December 31, 2022 and January 1, 2022 was $1.7 and $0.4, respectively. The portion of valuation allowance related to capital losses was $0.4 as of December 31, 2022 and January 1, 2022. The net change in total valuation was an increase of $1.3 in 2022 and was primarily related to foreign NOL carryforwards that, in the judgment of management, are not more likely than not to be realized. The Company recognized a minimal amount in its effective tax rate in 2022, and $1.3 related to a presentational reclass within the table of deferred items from 2021.

The Company accounts for investment tax credits utilizing the deferral method. Investment tax credits generated in 2022 totaled $3.0.

The Company prescribes a recognition threshold and measurement attribute for an uncertain tax position taken or expected to be taken in a tax return.

The following is a roll-forward of the Company's unrecognized tax benefits:

Unrecognized tax benefits - December 28, 2019	$	8.1
Increases from positions taken during prior periods		0.7
Increases from positions taken during current period		0.5
Current year acquisitions		3.2
Settled positions		(0.9)
Unrecognized tax benefits - January 2, 2021	$	11.4
Decreases from positions taken during prior periods		(0.2)
Increases from positions taken during current period		0.6
Lapse of statute of limitations		(2.8)
Unrecognized tax benefits - January 1, 2022	$	9.0
Increases from positions taken during prior periods		0.9
Increases from positions taken during current period		0.2
Settled positions		(0.2)
Lapse of statute of limitations		(2.0)
Unrecognized tax benefits - December 31, 2022	$	7.9

At December 31, 2022, the Company had unrecognized tax benefits of $7.9 including accrued interest. If recognized, $2.7 of unrecognized tax benefits would reduce the effective tax rate in future periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest related to the unrecognized tax benefit has been recognized and included in income tax expense. Interest accrued as of December 31, 2022, is not considered material to the Company's Consolidated Financial Statements.

The Company is currently under state audit and remains subject to income tax examinations in the U.S. and various state and foreign jurisdictions for tax years 2017-2020. During 2022, the Company resolved several U.S. and foreign examinations, including limited transfer pricing disputes that existed for years dating back to 2008. The Company believes it has adequately reserved for income taxes that could result from any audit adjustments. Although the timing of the resolution and/or closure of audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months.

13. STOCK-BASED COMPENSATION

Equity Incentive Plan

The Company's 2019 Equity Incentive Plan ("2019 Plan") provides for the grant of shares of restricted stock, restricted stock units, stock options, stock appreciation rights, dividend or dividend equivalent rights, stock awards and other awards valued in whole or in part by reference to or otherwise based on the Company's common stock, to officers, employees and directors of the Company. As of December 31, 2022, 790,190 shares remained available to be issued through the 2019 Plan.

Restricted Stock Units

The Company grants restricted stock units ("RSUs") to employees in connection with a long-term incentive plan. Awards with time-based vesting requirements primarily vest ratably over a three-year period. Awards with performance-based vesting requirements cliff vest after a three-year performance cycle and only after the achievement of certain performance criteria over that cycle. The number of shares ultimately issued for the performance-based units may vary from 0% to 200% of their target amount based on the achievement of defined performance targets. Compensation expense recognized for RSUs granted to employees totaled $7.0, $6.0 and $4.2 for the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively.

In March 2012, the board of directors adopted the Sun Hydraulics Corporation 2012 Non-Employee Director Fees Plan (the "2012 Directors Plan"), which was approved by the shareholders of the Company at its 2012 annual meeting. Under the 2012 Directors Plan, Non-Employee Directors were compensated for their board service solely in shares of common stock. In February 2015, the board adopted amendments to the 2012 Directors Plan, which revised the compensation for Non-Employee Directors. Each Non-Employee Director received an annual retainer of 2,000 shares of Common Stock. The Chairman's retainer was twice that of a regular director, and the retainer for the chairs of each Board Committee was 150% that of a regular director. In addition, each Non-Employee Director received 250 shares of Common Stock for attendance at each Board meeting and each meeting of each committee of the board on which he or she serves when the committee meeting is not held within one day of a meeting of the board.

Effective January 1, 2022, the board terminated the 2012 Non-Employee Director Fees Plan and approved a new Helios Technologies, Inc. Non-Employee Director Compensation Policy (the "Director Compensation Policy"), which revised the compensation for Non-Employee Directors. The Director Compensation Policy compensates Non-Employee Directors for their board service with cash awards and equity-based compensation through grants of RSUs, issued pursuant to the 2019 Plan, which vest over a one-year period. Directors were granted 18,260 RSUs during the year ended December 31, 2022. The Company recognized director stock compensation expense on the RSUs of $0.5 for the year ended December 31, 2022. Directors were granted 26,500 shares of stock for the year ended January 1, 2022 and the Company recognized director stock compensation expense of $2.2 and $1.2 for the year ended January 1, 2022 and January 2, 2021, respectively, under the 2012 Directors Plan.

The following table summarizes RSU activity for the 2022 fiscal year:

	Number of Units (in thousands)	Weighted Average Grant-Date Fair Value per Share
Nonvested balance at January 1, 2022	237	$ 45.58
Granted	108	90.47
Vested	(109)	43.79
Forfeited	(19)	66.20
Nonvested balance at December 31, 2022 [1]	217	$ 66.98

[1] Includes 104,774 nonvested performance-based RSUs.

The grant date fair value of restricted stock and RSUs granted during the 2022, 2021 and 2020 fiscal years totaled $9.7, $6.2 and $6.8, respectively.

The Company had $8.0 of total unrecognized compensation cost related to the RSU awards as of December 31, 2022. That cost is expected to be recognized over a weighted average period of 1.7 years.

Stock Options

In 2022, the Company granted stock options with market-based vesting conditions to its officers. As of December 31, 2022, there were 82,500 unvested options and no vested unexercised options. The exercise price per share is $50.60, which is equal to the market price of Helios stock on the grant date. The options vest after achievement of defined stock prices and after the required service periods, which range from one to two years. These options have a 10-year expiration. The grant date fair value of the options totaled $2.3 and was estimated using a Monte Carlo simulation.

The Company has also granted stock options with only time-based vesting conditions to its officers. As of December 31, 2022, there were 13,222 unvested options and 11,011 vested unexercised options. The exercise prices per share, which range from $35.04 to $55.03, are equal to the market price of Helios stock on the respective grant dates. The options vest ratably over a three-year period and have a 10-year expiration. The grant date fair value of the options was estimated using a Black Scholes valuation model.

At December 31, 2022, the Company had $1.9 of unrecognized compensation cost related to the options, which is expected to be recognized over a weighted average period of 0.9 years.

Employee Stock Purchase Plans

The Company maintains an Employee Stock Purchase Plan ("ESPP") in which U.S. employees are eligible to participate. Employees who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. Employees in the United Kingdom ("U.K."), under a separate plan, are granted an opportunity to purchase the Company's common stock at market value, on the first or last day of the quarterly purchase period, whichever is lower, with the Company issuing one additional free share of common stock for each six shares purchased by the employee under the plan.

Employees purchased 38,392 shares at a weighted average price of $51.54, and 29,420 shares at a weighted average price of $60.71, under the ESPP and U.K. plan during the years ended December 31, 2022 and January 1, 2022, respectively. The Company recognized $0.4, $0.7 and $0.4 of compensation expense during the years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively. At December 31, 2022, 343,818 shares remained available to be issued through the ESPP and the U.K. plan.

14. EMPLOYEE BENEFITS

The Company has a defined contribution retirement plan, under the provisions of Section 401(k) of the Internal Revenue Code, covering substantially all of its eligible U.S. employees. Employer contribution costs recognized under the retirement plan amounted to approximately $3.1, $3.0 and $2.4 during 2022, 2021 and 2020, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll statutes. These benefits amounted to approximately $3.3, $3.4 and $3.6 during 2022, 2021 and 2020, respectively.

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents changes in accumulated other comprehensive loss by component:

	Unrealized Gains and (Losses) on Derivative Instruments	Foreign Currency Items	Total
Balance at December 28, 2019	$ (5.4)	$ (50.0)	$ (55.4)
Other comprehensive income before reclassifications	1.0	27.3	28.3
Amounts reclassified from accumulated other comprehensive loss, net of tax	(2.8)	—	(2.8)
Tax effect	1.3	(5.7)	(4.4)
Net current period other comprehensive (loss) income	(0.5)	21.6	21.1
Balance at January 2, 2021	$ (5.9)	$ (28.4)	$ (34.3)
Other comprehensive income (loss) before reclassifications	9.2	(24.5)	(15.3)
Amounts reclassified from accumulated other comprehensive loss, net of tax	(3.3)	—	(3.3)
Tax effect	(1.4)	5.3	3.9
Net current period other comprehensive income (loss)	4.5	(19.2)	(14.7)
Balance at January 1, 2022	$ (1.4)	$ (47.6)	$ (49.0)
Other comprehensive income (loss) before reclassifications	13.0	(25.4)	(12.4)
Amounts reclassified from accumulated other comprehensive loss, net of tax	(0.2)	—	(0.2)
Tax effect	(2.9)	5.1	2.2
Net current period other comprehensive income (loss)	9.9	(20.3)	(10.4)
Balance at December 31, 2022	$ 8.5	$ (67.9)	$ (59.4)

The following table presents reclassifications out of accumulated other comprehensive loss:

Details about Accumulated Other Comprehensive Income Components	Affected Line Item in the Consolidated Statements of Operations	For the year Ended		
		December 31, 2022	January 1, 2022	January 2, 2021
Derivative financial instruments				
Interest rate swaps	Interest expense, net	$ (0.2)	$ (4.2)	$ (3.7)
	Tax benefit	—	0.9	0.9
	Net of tax	$ (0.2)	$ (3.3)	$ (2.8)
Total reclassifications for the period		$ (0.2)	$ (3.3)	$ (2.8)

16. SEGMENT REPORTING

The Company has two reportable segments: Hydraulics and Electronics. These segments are organized primarily based on the similar nature of products offered for sale, the types of customers served and the methods of distribution and are consistent with how the segments are managed, how resources are allocated and how information is used by the chief operating decision maker.

The Hydraulics segment provides the global capital goods industries with hydraulic components and systems used to transmit power and control force, speed and motion. There are three key technologies within the Hydraulics segment: cartridge valve technology (CVT), quick-release hydraulic coupling solutions (QRC) and hydraulic system solutions (Systems), which often incorporate manifold solutions with CVT and QRC technologies. CVT products provide functions important to a hydraulic system: to control rates and direction of fluid flow and to regulate and control pressures. QRC products allow users to connect and disconnect quickly from any hydraulic circuit without leakage and ensure high-performance under high temperature and pressure using one or multiple couplers. Systems provide engineered solutions for machine users, manufacturers or designers to fulfill complete system design requirements including electro-hydraulic, remote control, electronic control and programmable logic controller systems, as well as automation of existing equipment.

The Electronics segment provides complete, fully-tailored display and control solutions for engines, engine-driven equipment, specialty vehicles, therapy baths and traditional and swim spas. This broad range of products is complemented by extensive application expertise and unparalleled depth of software, embedded programming, hardware and sustaining engineering teams. Product categories include traditional mechanical and electronic gauge instrumentation, plug and go CAN-based instruments, robust environmentally sealed controllers, pumps and jets, hydraulic controllers, engineered panels and application specialists, process monitoring instrumentation, proprietary hardware and software development, printed circuit board assembly and wiring harness design and manufacturing and after-market support through global distribution.

The Company evaluates performance and allocates resources based primarily on segment operating income. Certain costs were not allocated to the business segments as they are not used in evaluating the results of, or in allocating resources to the Company's segments. These costs are presented in the Corporate and other line item. For the year ended December 31, 2022, these unallocated costs totaled $37.9 and include certain corporate costs not deemed to be allocable to either business segment of $0.3, amortization of acquisition-related intangible assets of $28.1 and other acquisition and integration related costs of $9.5. The accounting policies of the Company's operating segments are the same as those used to prepare the accompanying Consolidated Financial Statements.

The following table presents financial information by reportable segment for the last three fiscal years:

	2022	2021	2020
Net sales:			
Hydraulics	$ 551.3	$ 516.4	$ 407.2
Electronics	334.1	352.7	115.8
Total	$ 885.4	$ 869.2	$ 523.0
Operating income:			
Hydraulics	$ 122.7	$ 119.8	$ 82.0
Electronics	52.5	71.7	19.4
Corporate and other	(37.9)	(42.2)	(66.0)
Total	$ 137.3	$ 149.3	$ 35.4
Capital expenditures:			
Hydraulics	$ 21.5	$ 17.5	$ 11.7
Electronics	10.4	9.3	2.9
Total	$ 31.9	$ 26.8	$ 14.6
Total assets:			
Hydraulics	$ 874.8	$ 821.8	$ 765.2
Electronics	567.1	585.7	523.5
Corporate	21.8	7.8	8.3
Total	$ 1,463.7	$ 1,415.3	$ 1,297.0

Geographic Region Information:

Net sales are measured based on the geographic destination of sales. Tangible long-lived assets are shown based on the physical location of the assets and primarily include net property, plant and equipment and exclude ROU assets. The following table presents financial information by region for the last three fiscal years:

		2022		2021		2020
Net sales						
Americas	$	470.4	$	425.5	$	224.5
EMEA		223.6		222.0		142.1
APAC		191.4		221.7		156.4
Total	$	885.4	$	869.2	$	523.0
Tangible long-lived assets						
Americas	$	105.7	$	97.6	$	96.8
EMEA		33.1		35.8		31.1
APAC		17.7		18.0		18.7
Total	$	156.5	$	151.4	$	146.6

17. RELATED PARTY TRANSACTIONS

The Company purchases from, and sells inventory to, entities partially owned or managed by directors of Helios. For the years ended December 31, 2022, January 1, 2022 and January 2, 2021, inventory sales to the entities totaled $3.1, $3.4 and $3.5, respectively, and inventory purchases from the entities totaled $0.0, $3.2 and $4.3, respectively.

At December 31, 2022 and January 1, 2022, total amounts due from the entities totaled $0.4 and $0.3, respectively.

In March 2022, the Company completed a sale of real estate to one of its executive officers for $1.9, which sale price was based on the valuation from an independent third-party appraisal. Concurrent with the sale, the Company also purchased real estate from the executive officer for $1.0, which purchase price reflected a below market valuation based on the original cost of the property to the executive officer, plus the cost of improvements funded by the executive officer.

18. COMMITMENTS AND CONTINGENCIES

Building Purchase Commitment

The Company has entered into a lease to buy agreement for the purchase of a building for €26.7. The agreement includes an option to purchase during the lease period with a commitment to purchase at the end of the 6-year lease period. The purchase price will be reduced by 60% of the lease payments made prior to purchase.

Legal Proceedings

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

Insurance

The Company accrues for certain health care benefit costs under a self-funded plan and records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on management's assessment. The Company believes it has adequate reserves for all self-insured claims.

Letters of Credit

In the ordinary course of business, the Company is at times required to post letters of credit. The letters of credit are issued by financial institutions to guarantee our obligations to various parties. The Company was contingently liable for $1.6 of standby letters of credit with financial institutions as of December 31, 2022.

19. SUBSEQUENT EVENTS

In January 2023, the Company completed the acquisition of Schultes Precision Manufacturing, Inc. ("Schultes"), an Illinois corporation. The acquisition was completed pursuant to a Stock Purchase Agreement ("Agreement") among the Company and the owners of Schultes.

Schultes is a highly trusted specialist in manufacturing precision machined components and assemblies for customers requiring very tight tolerances, superior quality and exceptional value-added manufacturing processes. Currently serving the hydraulic, aerospace, communication, food services, medical device and dental industries, Schultes brings the manufacturing quality, reliability and responsiveness critical to its customers' success.

Initial cash consideration paid at closing, net of cash acquired, totaled $85.0. Total consideration for the acquisition is subject to a post-closing adjustment in accordance with the terms of the Agreement. The consideration was funded with borrowings on the Company's credit facility. The Company determined the acquisition of Schultes was not a significant acquisition under Rule 3-05 of Regulation S-X.

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, the "Exchange Act") as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the Internal Control - Integrated Framework, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that the internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2022, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting. This report appears on page 48.

<p align="center">ITEM 9B. OTHER INFORMATION</p>

None.

<p align="center">ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICITIONS THAT PREVENT INSPECTIONS</p>

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers

The information required by this item with respect to our executive officers is set forth in our 2023 Proxy Statement under the caption "Governance of the Company" and is incorporated herein by reference.

Directors

The information required by this item with respect to our board of directors and committees thereof is set forth in our 2023 Proxy Statement under the caption "Governance of the Company" and is incorporated herein by reference.

Delinquent Section 16(a) Reports

The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance is set forth in our 2023 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Code of Business Conduct and Ethics

The information required by this item with respect to our Code of Business Conduct and Ethics is set forth in our 2023 Proxy Statement under the caption "Governance of the Company" and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth under the caption "Executive Compensation" in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item with respect to equity compensation plans is set forth under the caption "Equity Compensation Plan Information" in our 2023 Proxy Statement and with respect to security ownership of certain beneficial owners, directors and executive officers is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the captions "Compensation Committee Interlocks and Insider Participation," "Certain Relationships and Related Transactions" and "Independence and Committees of the Board of Directors" in our 2023 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm" in our 2023 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

1. The following financial statements are included in Part II, Item 8:

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements and notes thereto in Item 8 above.

2. Exhibits:

Exhibit Number	Exhibit Description

2.1   Agreement and Plan of Merger, dated as of October 9, 2020, by and among Helios Technologies, Inc., Vitality Merger Sub, Inc., BWG Holdings I Corp., ICM Holdco I Corp., and SBF II Representative Corp. (previously filed as Exhibit 2.1 to the Company's Form 8-K filed on October 13, 2020, and incorporated herein by reference).*

2.2   First Amendment to Agreement and Plan of Merger, dated as of November 3, 2020, by and among Helios Technologies, Inc., Vitality Merger Sub, Inc., BWG Holdings I Corp., ICM Holdco I Corp., and SBF II Representative Corp. (previously filed as Exhibit 2.1 to the Company's Form 8-K filed on November 9, 2020, and incorporated herein by reference).*

3.1   Amended and Restated Articles of Incorporation of the Company (previously filed as Exhibit 3.1 in the Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-1 filed on December 19, 1996 (File No. 333-14183), and incorporated herein by reference).

3.2   Articles of Amendment to Articles of Incorporation effective June 8, 2011 (previously filed as Exhibit 3.1 to the Company's Form 8-K filed on June 9, 2011, and incorporated herein by reference).

3.3   Articles of Amendment to Amended and Restated Articles of Incorporation as filed with the Secretary of State of Florida on June 4, 2014 (previously filed as Exhibit 3.1 to the Company's Report on Form 8-K filed on June 4, 2014, and incorporated herein by reference).

3.4   Articles of Amendment to Amended and Restated Articles of Incorporation as filed with the Secretary of State of Florida on June 13, 2019 (previously filed as Exhibit 3.1 to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).

3.5   Fourth Amended and Restated Bylaws dated June 4, 2021 (previously filed as Exhibit 3.1 to the Company's Form 8-K filed on June 7, 2021 and incorporated herein by reference).

4.1   Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (previously filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on February 25, 2020, and incorporated herein by reference).

10.1+   Form of Indemnification Agreement (previously filed as Exhibit 10.1 to the Company's Form 8-K filed on April 23, 2020, and incorporated herein by reference).

10.2+   Sun Hydraulics Corporation Employee Stock Purchase Plan (previously filed as Exhibit 10.14+ to the Company's Annual Report on Form 10-K filed on March 9, 2011, and incorporated herein by reference).

10.3+   Amendment No. 1 to Sun Hydraulics Corporation Employee Stock Purchase Plan dated July 1, 2017 (previously filed as Exhibit 10.7+ to the Company's Annual Report on Form 10-K filed on February 27, 2018, and incorporated herein by reference).

10.4+   Amendment No. 2 to Helios Technologies, Inc. Employee Stock Purchase Plan dated September 20, 2019 (previously filed as Exhibit 10.4+ to the Company's Annual Report on Form 10-K filed on February 25, 2020, and incorporated herein by reference).

10.5+   Helios Technologies 2019 Equity Incentive Plan (previously filed as Appendix A to the Company's Definitive Proxy Statement on Schedule 14A for the 2019 Annual Meeting of Shareholders filed on April 26, 2019, and incorporated herein by reference).

10.6+   Form of Restricted Stock Unit Grant Agreement (previously filed as Exhibit 10.4+ to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).

10.7+   Helios Technologies, Inc. 2022 Non-Employee Director Compensation Policy (previously filed as Exhibit 10.12+ to the Company's Report on Form 10-K filed on March 1, 2022, and incorporated herein by reference).

10.8+   Sun Hydraulics Limited Share Incentive Plan (previously filed as Exhibit 4 to the Company's Registration Statement on Form S-8 filed on March 27, 2009 (File Number 333158245), and incorporated herein by reference).

10.9+   Form of Executive Officer Continuity Agreement (previously filed as Exhibit 10.3+ to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).

10.10+   Form of Executive Officer Severance Agreement (previously filed as Exhibit 10.2+ to the Company's Form 8-K filed on June 18, 2019, and incorporated herein by reference).

10.11+   Amended and Restated Executive Officer Severance Agreement between Josef Matosevic and Helios Technologies, Inc., dated as of June 4, 2021 (previously filed as Exhibit 10.4+ to the Company's Form 8-K filed on June 7, 2021 and incorporated herein by reference).

10.12   Revolving Credit Facility Credit Agreement, dated July 29, 2016, between Sun Hydraulics Corporation and PNC Capital Markets LLC, SunTrust Robinson Humphrey, Inc. and JPMorgan Chase Bank, N.A. (previously filed as Exhibit 99.1 to the Company's Report on Form 8-K filed on August 3, 2016, and incorporated herein by reference).

10.13   Pledge Agreement dated July 29, 2016 (previously filed as Exhibit 99.2 to the Company's Report on Form 8-K filed on August 3, 2016, and incorporated herein by reference).

10.14   Revolving Credit Note dated July 29, 2016 (previously filed as Exhibit 99.3 to the Company's Report on Form 8-K filed on August 3, 2016, and incorporated herein by reference).

10.15   Second Amended and Restated Credit Agreement, dated October 28, 2020, by and among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent. (previously filed as Exhibit 10.1 to the Company's Report on Form 8-K filed on October 30, 2020, and incorporated herein by reference).

10.16   First Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated July 1, 2021 (previously filed as Exhibit 10.3 to the Company's Report on Form 10-Q on August 10, 2021, and incorporated herein by reference).

10.17	Second Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated November 19, 2021 (previously filed as Exhibit 10.23+ to the Company's Report on Form 10-K filed on March 1, 2022, and incorporated herein by reference).*
10.18	Third Amendment to Second Amended and Restated Credit Agreement among Helios Technologies, Inc. as Borrower, the Guarantor parties thereto, the financial institutions party thereto from time to time as lenders, and PNC Bank, National Association, as Administrative Agent, dated July 29, 2022 (previously filed as Exhibit 10.3 to the Company's Report on Form 10-Q filed on November 8, 2022, and incorporated herein by reference).
10.19+	Employment Agreement between Matteo Arduini and Helios Technologies, Inc., dated December 20, 2018, as amended on February 28, 2020 and December 16, 2020 (previously filed as Exhibit 10.22+ to the Company's Report on Form 10-K filed on March 2, 2021, and incorporated herein by reference).
10.20+	Helios Technologies 2020 Executive Compensation Policy (previously filed as Exhibit 10.1+ to the Company's Form 8-K filed on March 3, 2020, and incorporated herein by reference).
10.21+	Form of Restricted Stock Unit and Stock Option Agreement (previously filed as Exhibit 10.2+ to the Company's Form 8-K filed on March 3, 2020, and incorporated herein by reference).
10.22+	Form of Special Retention Restricted Stock Unit Agreement (previously filed as Exhibit 10.1+ to the Company's Form 8-K filed on April 28, 2020, and incorporated herein by reference).
10.23+	Separation Agreement between Jinger McPeak and Helios Technologies Inc., dated April 30, 2021 (previously filed as Exhibit 10.1+ to the Company's Form 10-Q filed on August 10, 2021, and incorporated herein by reference).
10.24+	Separation Agreement between Melanie Nealis and Helios Technologies, Inc., dated January 3, 2022 (previously filed as Exhibit 10.29+ to the Company's Report on Form 10-K filed on March 1, 2022, and incorporated herein by reference).
10.25+	Advisory Services Agreement between Melanie Nealis and Helios Technologies, Inc., dated February 25, 2022 (previously filed as Exhibit 10.30+ to the Company's Report on Form 10-K filed on March 1, 2022, and incorporated herein by reference).
10.26+	Form of Performance Stock Option Agreement for Helios employees (previously filed as Exhibit 10.1+ to the Company's Report on Form 10-Q filed on November 8, 2022, and incorporated herein by reference).
10.27+	Form of Performance Stock Option Agreement for business unit officers (previously filed as Exhibit 10.2+ to the Company's Report on Form 10-Q filed on November 8, 2022, and incorporated herein by reference).
14	Helios Code of Business Conduct and Ethics (previously filed as exhibit 14 to the Company's Report on Form 10-K filed on March 2, 2021, and incorporated herein by reference).

21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	CEO Certification pursuant to 18 U.S.C. § 1350.
32.2	CFO Certification pursuant to 18 U.S.C. § 1350.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, has been formatted in Inline XBRL.

+ Executive management contract or compensatory plan or arrangement.

* Certain portions of the exhibit have been omitted pursuant to Rule 601(b)(2) of Regulation S-K. The omitted information is not material.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on February 28, 2023.

HELIOS TECHNOLOGIES, INC.

By: /s/ Josef Matosevic
Josef Matosevic, President and
Chief Executive Officer

Pursuant to requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Josef Matosevic Josef Matosevic	President, Chief Executive Officer and Director	February 28, 2023
/s/ Tricia L. Fulton Tricia L. Fulton	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2023
/s/ Philippe Lemaitre Philippe Lemaitre	Director, Chairman of the Board of Directors	February 28, 2023
/s/ Laura Dempsey Brown Laura Dempsey Brown	Director	February 28, 2023
/s/ Douglas M. Britt Douglas M. Britt	Director	February 28, 2023

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